03032387

psp Swiss Property AG

Kolinplatz 2
CH-6300 Zug
Tel. +41 (0)41 728 73 83
Fax +41 (0)41 728 73 84
www.psp.info

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
US-Washington, D.C. 20549

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED SEP 30 2003 WASH. D.C. 181 SECTION

Our Ref.: Vasco Cecchini
Direct phone No.: +41 1 625 57 23

Glattbrugg, 8 September 2003

PSP Swiss Property Ltd – Exemption under Rule 12g3-2(b)
Exemption No. 82-5052

SUPPL

Ladies and Gentlemen

Enclosed please find the Interim Report 2003 as well as the press releases since 1 January 2003 of PSP Swiss Property Ltd, a corporation organised under the law of Switzerland (the "Company"), a foreign private issuer exempt from the registration and reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act", pursuant to the exemption order issued on 17 April 2000 (file number 82-5052) under Rule 12g3-2(b) of the Exchange Act, as filed with the SWX Swiss Exchange.

If you have any questions regarding the enclosed material, please do not hesitate to contact us.

Yours sincerely

PSP Swiss Property Ltd

Luciano Gabriel
Chief Financial Officer

Vasco Cecchini
Investor Relations

Enclosures:
2 Annual Reports, English
2 Annual Reports, German
Press releases since 1 January 2003

Press Release

PSP Swiss Property intends a dividend increase by 20%

Enlarged real estate portfolio – increase in operating profits

Glattbrugg, 4 March 2003 **– During the reporting period, PSP Swiss Property has managed to enlarge its real estate portfolio by approximately 28% to CHF 2.9 billion. Consolidated EBITDA (excluding gains on real estate investments) increased by more than 20% to CHF 127.6 million, whilst earnings per share (excluding gains on real estate investments) increased by 9.6% to CHF 10.51 (2001: CHF 9.59). Gains on real estate investments (after tax) amount to a remarkable CHF 73.1 Mio. These gains fell by 50.5%, due to extraordinary high gains related to acquisitions in 2001. This is the reason why the net income, including gains on real estate investments, decreased by 27.9% to CHF 152.5 Mio. Based on the excellent operating results, the Board of Directors will propose a 20% dividend increase, i. e. a dividend of CHF 6.00 per share (previous year CHF 5.00) to the Annual General Meeting. At the end of 2002, net asset value per share was CHF 202.34, which amounts to an increase of 7.1% compared to the end of 2001 (CHF 188.96).**

Clearly improved operational performance

During the reporting period, rental income increased by 20.6% to CHF 144.5 million in comparison to the previous year. This is mainly due to higher income generated from acquisitions made in 2001 and 2002. Due to lower fees from construction services and real estate trading, consolidated income from real estate services fell to CHF 33.6 million compared to the previous year's figure of CHF 36.1 million. The decrease in consolidated operating income by 20.8% to CHF 268.6 million (2001: CHF 339.2 million) was caused by extraordinary transactions in 2001. The acquisitions in 2001 led to revaluation gains of CHF 128.8 million (2002: CHF 81.1 million) and to CHF 53.7 million investment income from WTF (2002: CHF 4.5 million). The higher investment earnings in the previous year were mainly produced by the revaluation of the WTF real estate portfolio, which was valued for the first time at the end of 2001.

Consolidated operating expenses lowered by CHF 2.8 million, or 5.4%, to CHF 48.3 million. Consolidated EBITDA, excluding gains on real estate investments, increased by CHF 21.7 million, or 20.5% to CHF 127.6 million.

Changed earnings and expenses, together with lower gains on real estate investments, resulted in a 23.5% reduction in operating profit (before financial expenses) of CHF 220.4 million. Financial expenses increased to CHF 33.1 million, due to higher borrowing, compared to the previous year's figure of CHF 30.4 million, whilst tax expenses were down by 24.9% to CHF 34.8 million. Net income fell by 27.9% to CHF 152.5 million (2001: CHF 211.5 million). Net income, excluding gains on real estate investments, which represents the operational performance, was up by almost 25% to CHF 79.5 million (2001: CHF 63.8 million).

Earnings per share

Earnings per share, excluding gains on real estate investments, rose by 9.6% to CHF 10.51 during the reporting period (2001: CHF 9.59). Overall earnings per share, including gains on real estate investments, fell to CHF 20.18 (2001: CHF 31.78). This was due to the mentioned decrease in revaluation gains and the reduced income from the investment in WTF.

Increase of dividend

Based on the excellent operating results in the financial year of 2002, the Board of Directors will propose a 20% dividend increase, i.e. a dividend of CHF 6.00 per share (previous year CHF 5.00) to the Annual General Meeting on 8 April 2003. Based on the current share price, this corresponds to a dividend yield of approximately 4%.

Outlook for 2003

The economic slowdown has an impact on the Swiss property market. Persisting uncertainties and difficulties are expected to lead to a subdued demand and continuous pressure on commercial property markets even this year. However, it is also essential to differentiate clearly between regional markets. Prime locations close to city centres are not nearly as badly affected by the current market situation as peripheral locations. Excellent locations and high quality standards are the main features of PSP Swiss Property's property portfolio, which has in the past been able to withstand periods of economic decline. PSP Swiss Property also believes to be well positioned with its properties for the year ahead.

There is still a reasonable demand for small to medium-sized office space in the majority of the target regions. However, demand for larger office premises of over 1 000 m^2 is limited. Therefore, PSP Swiss Property is expecting substantial vacancy rates for some buildings this year. An average vacancy rate of approximately 8% is expected for the portfolio overall. PSP Swiss Property is anticipating consolidated EBITDA, excluding gains on real estate investments, of approximately CHF 140 million. Based on the market outlook, no significant changes from the revaluation of properties at the end of 2003 are expected. As part of the process of actively restructuring the portfolio, 16 properties worth around CHF 130 million have now been earmarked for sale.

Further Information

PSP Swiss Property
Luciano Gabriel, Chief Financial Officer
Phone +41 (0)1 625 50 47
Vasco Cecchini, Investor Relations
Phone +41 (0)1 625 57 23
Feldeggstrasse 5
CH-8152 Glattbrugg
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda

Annual General Meeting 2003
8 April 2003, Kongresshaus Zürich

Publication half-year results 2003
19 August 2003

PSP Swiss Property – Leading Swiss Real Estate Company

PSP Swiss Property is the leading property company in Switzerland, with a portfolio of approximately CHF 2.9 billion at prime locations in Swiss economic centres. The company manages its own portfolios as well as properties owned by third parties valued at some CHF 12.5 billion. In Switzerland, PSP Swiss Property is represented in eight locations with approximately 180 employees. It is the objective of PSP Swiss Property to achieve above-average increases in profits and value for both, its own as well as its managed third party portfolios.

SWX Swiss Exchange - Symbol: PSPN, Security number: 1042810

Annual Report 2002

The annual report 2002 is available today at 10.30 a.m. on www.psp.info (Investor Relations / Publications / Financial reports), or can be ordered at Investor Relations.

Overview of Consolidated Key Financial Figures

PSP Swiss Property Group	2001	2002	Change	Change in %
Key financial figures (in CHF 1 000)				
Rental income	119 843	144 476	24 633	20.6%
Net changes in fair value of real estate investments	128 803	81 146		
Income from property sales	704	4 855		
Income from investments in associated companies	53 729	4 513		
Income from real estate services	36 146	33 642	-2 504	-6.9%
Total operating income	**339 225**	**268 632**	-70 593	-20.8%
Total operating expenses	**-51 044**	**-48 266**	2 778	-5.4%
Operating profit before financial expenses	**288 181**	**220 366**	-67 815	-23.5%
Net financial expenses	-30 375	-33 066	-2 691	8.9%
Operating profit before taxes	**257 806**	**187 300**	-70 506	-27.3%
Taxes	-46 336	-34 787	11 549	-24.9%
Net income	**211 470**	**152 513**	-58 957	-27.9%
Net income excl. gains on real estate investments[1]	**63 790**	**79 463**	15 673	24.6%
EBITDA excl. gains on real estate investments	**105 940**	**127 625**	21 685	20.5%
Cash flow from operating activities	70 256	128 636	58 380	83.1%
Total assets	2 395 968	3 035 599	639 631	26.7%
Real estate investments	2 264 486	2 894 962	630 476	27.8%
Shareholders' equity	1 440 783	1 524 995	84 212	5.8%
Shareholders' equity in % of non-current assets	61.7%	51.3%		
Return on equity[2]	17.7%	10.4%		
Key operating figures				
Number of properties	118	125		
Implied yield, gross	6.4%	6.3%		
Implied yield, net	5.6%	5.5%		
Vacancy rate	3.8%	5.6%		
Employees	173	179		
Per share figures (in CHF)				
Earnings per share (EPS)[3]	31.78	20.18	-11.60	-36.5%
EPS excluding gains on real estate investments[1,3]	9.59	10.51	0.92	9.6%
Cash flow from operating activities per share[3]	10.56	17.02	6.46	61.2%
Net asset value per share (NAV)[4]	188.96	202.34	13.38	7.1%
NAV per share before deferred tax[4]	196.42	213.50	17.08	8.7%
Dividend per share	5.00	6.00[5]	1.00	20.0%
Share price end of period	152.00	149.50	-2.50	-1.6%
Share price (high/low)	157.25/147.25	159.50/144.50		

[1] Net income before net changes in fair value of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

[2] Net income in proportion to weighted shareholders' equity

[3] Based on weighted average number of shares

[4] Based on outstanding number of shares, before dividend payment

[5] Proposal to the Annual General Meeting on 8 April 2003

Swiss Property

Medienmitteilung

PSP Swiss Property AG

Ordentliche Generalversammlung vom 8. April 2003

Sämtliche Anträge mit überwältigendem Mehr angenommen - Erweiterung des VR - Wechsel des Immobilienbewerters

***Glattbrugg, 10. April 2003* – Die Aktionäre der PSP Swiss Property AG haben an ihrer ordentlichen Generalversammlung vom 8. April 2003 sämtliche Anträge mit überwältigendem Mehr genehmigt. Es wurde beschlossen, den Verwaltungsrat um Herrn Dr. Leonhard Fopp zu erweitern.**

Der Verwaltungsrat teilt zudem mit, dass in Übereinstimmung mit den Best-Practice-Empfehlungen der EPRA (European Public Real Estate Association) der Immobilienbewerter per Ende 2003 turnusgemäss gewechselt wird.

Dr. Leonhard Fopp (55) wurde neu in den Verwaltungsrat von PSP gewählt. Die besondere Expertise des neuen VR-Mitgliedes liegt in den Bereichen Corporate Governance und Strategieentwicklung. Leonhard Fopp wird aufgrund seiner Projekterfahrung in den verschiedensten Branchen wie der Versicherungswirtschaft, dem Bankensektor und dem Bau- und Immobiliensektor für PSP Swiss Property eine wertvolle fachliche und personelle Verstärkung darstellen. Leonhard Fopp leitet ein Beratungsunternehmen.

Weitere Informationen

PSP Swiss Property Group
Luciano Gabriel
Tel. +41 (0)1 625 50 47
Feldeggstrasse 5
CH-8152 Glattbrugg
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda

Publikation Halbjahreszahlen 2003
19. August 2003

PSP Swiss Property Group – führendes Schweizer Immobilienunternehmen

Die PSP Swiss Property ist mit einem Liegenschaftenbesitz von rund CHF 2.9 Mrd. an besten Lagen in Schweizer Wirtschaftszentren das führende Immobilienunternehmen der Schweiz. Sie bewirtschaftet sowohl eigene als auch Liegenschaften von Drittunternehmen im Wert von rund CHF 12.5 Mrd. In der Schweiz ist die PSP Swiss Property an acht Standorten mit rund 180 Mitarbeitenden vertreten. Das Ziel der PSP Swiss Property ist es, durch aktives Management der Immobilien überdurchschnittliche Ertrags- und Wertsteigerungen im eigenen sowie in den betreuten Portfolios zu erreichen.

SWX Swiss Exchange - Symbol: PSPN, Valor: 1042810

psp Swiss Property

Press Release

Change of real estate valuation company as of December 2003

PSP Swiss Property appoints „Wüest & Partner" as new external valuation company

Glattbrugg, 28 May 2003

As announced at the last Annual General Meeting on 8 April 2003, PSP Swiss Property changes its external real estate valuation company after a four-year period since its establishment. This is based on the intention of a periodical change, which shall happen every four to five years. As from December 2003, the properties held by PSP Swiss Property will be valued by "Wüest & Partner", a renowned Swiss real estate consulting company.

The need for a periodical change of the valuation company has been addressed repeatedly in the context of the best practice discussions held at EPRA (European Public Real Estate Association). It shall enhance transparency and comparability in the market.

Further Information

PSP Swiss Property
Luciano Gabriel, CFO
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda

Publication half-year results 2003
19 August 2003

PSP Swiss Property – Leading Swiss Real Estate Company

PSP Swiss Property is the leading property company in Switzerland, with a portfolio of approximately CHF 2.9 billion at prime locations in Swiss economic centres. The company manages its own portfolios as well as properties owned by third parties valued at some CHF 12.5 billion. In Switzerland, PSP Swiss Property is represented in eight locations with approximately 180 employees. It is the objective of PSP Swiss Property to achieve above-average increases in profits and value for both, its own as well as its managed third party portfolios.

SWX Swiss Exchange - Symbol: PSPN, Security number: 1042810

Press Release

PSP Swiss Property listed in further important indices

Glattbrugg, 10 July 2003 – Since mid-2003, PSP Swiss Property is also included in the "MSCI Small Cap Index Series" as well as in the "GPR (Global Property Research) 15 Real Time Index". The free-float of PSP Swiss Property for the calculation of the EPRA Index (European Public Real Estate Association) amounts to 100%, effective April 2003.

The inclusion of PSP Swiss Property into the well-known indices "MSCI Small Cap Index Series" and "GPR 15 Real Time Index (GPR 15)" underlines the increasing importance of PSP Swiss Property in the international context. The GPR 15 Index covers the 15 most liquid European property stocks, and its composition is determined on a yearly basis.

Since April 2003, the free-float of PSP Swiss Property for the calculation of the EPRA Index amounts to 100%. PSP Swiss Property has been under the Top 20 in the EPRA Index.

Further information

PSP Swiss Property Group
Luciano Gabriel, Chief Financial Officer
Phone +41 (0)1 625 50 47
Vasco Cecchini, Investor Relations
Phone +41 (0)1 625 57 23
Feldeggstrasse 5
CH-8152 Glattbrugg
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda

Publication of half-year results 2003
19 August 2003

Publication of 2003 financial figures
17 February 2004

Annual General Meeting 2004
15 April 2004

PSP Swiss Property Group – Leading Swiss Real Estate Company

PSP Swiss Property is the leading property company in Switzerland. It owns commercial properties of approximately CHF 2.9 billion at prime locations in Swiss economic centres. The company manages its own portfolios as well as properties owned by third parties valued at some CHF 12.5 billion. In Switzerland, PSP Swiss Property is represented in eight locations with approximately 180 employees. It is the objective of PSP Swiss Property to achieve above-average increases in profits and value for both, its own as well as its managed third party portfolios.

SWX Swiss Exchange - Symbol: PSPN, Security number: 1042810

Swiss Property

Press Release

PSP Swiss Property with strong growing results from ongoing business activities in the first half of 2003

Glattbrugg, 19 August 2003 – The real estate company PSP Swiss Property reports a substantial improvement of the ongoing business activities in the first half of 2003. Consolidated net income excluding both, market adjustments of the real estate portfolio and gains from property sales ("gains on real estate investments"), increased by CHF 10.7 million, or 26.7%, to CHF 50.8 million. EBITDA excluding gains on real estate investments rose by CHF 14.0 million, or 21.8%, to CHF 78.4 Million. The EBITDA margin excluding gains on real estate investments reached an impressive 75.7% (73.9% in the first half of 2002). Since the end of 2002, in a still difficult stock market environment the price of PSP Swiss Property shares has increased by remarkable 8.4% to CHF 162.00 by mid-2003.

Good performance of ongoing business activities

During the first six months of this year, rental income has risen by CHF 13.5 million, or 19.5%, to CHF 82.8 million. This increase is mainly due to portfolio expansion during 2002. During the first half of 2003, no properties have been acquired, but three smaller objects were sold for a total of CHF 6.7 million. Due to lower fees from construction services and trading activities, income from real estate services decreased by CHF 1.1 million, or 6.7%, to CHF 14.8 million. As already communicated in the past, in 2002 a strategic decision was made to downsize the construction service activities and to restrict it to a fiduciary construction function.

Real estate portfolio

During the reporting period, four reasons made PSP Swiss Property shift the focus away from further acquisitions: the considerable acquisitions made during the previous year, the Group's current financing structure (as at mid-2003, debt financing was close to 50% in line with the target maximum debt financing ratio), general market conditions for rising share capital as well as the lack of attractive acquisition opportunities. After the sale of three smaller objects, the real estate portfolio consists of 122 commercial properties, including a property under construction in Geneva (completion spring 2004), which has already been fully let. Due to the economic envi-

ronment, the external half-yearly portfolio valuation by CB Richard Ellis came to a reduction in the market value of CHF 45.1 million. According to IFRS this decrease in valuation is reported in the income statement. As at mid-2003, the value of the real estate portfolio amounts to CHF 2 871.8 million.

Results

Considering the lower valuation of the properties, the consolidated operating income fell by CHF 30.5 million, or 34.4%, to CHF 58.2 million. As a result of the portfolio expansion, the consolidated operating expenses increased by CHF 2.5 million, or 10.9%, to 25.7 million. Financial expenses were up by CHF 2.0 million, or 12.7%, to CHF 17.6 million, due to an increase in dept capital. For the reporting period, the average interest rate stands at 2.78%. Net income including the effect from the valuation amounts to CHF 15.9 million for the first half of 2003 (first half 2002: CHF 41.3 million). This corresponds to earnings per share of CHF 2.11 (first half 2002: CHF 5.45). The more significant key operating figure – earnings per share excluding gains on real estate investments – increased by remarkable 27.2% from CHF 5.30 to CHF 6.75.

Outlook for 2003

Despite the persisting economic downturn, we expect a consolidated EBITDA excluding gains on real estate investments and earnings from participations of around CHF 140 million for the whole year 2003. As predicted in spring, it is expected that the average vacancy rate for 2003 will amount to about 8%. At present, 15 properties worth around CHF 185 million have been earmarked for sale.

Further information

PSP Swiss Property
Luciano Gabriel, Chief Financial Officer
Phone +41 (0)1 625 50 47
Vasco Cecchini, Investor Relations
Phone +41 (0)1 625 57 23
Feldeggstrasse 5
CH-8152 Glattbrugg
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda

Publication of 2003 financial figures
17 February 2004

Annual General Meeting 2004
15 April 2004, Kongresshaus Zurich

PSP Swiss Property – Leading Swiss Real Estate Company

As leading Swiss real estate company, PSP Swiss Property owns 122 office and commercial properties valued at CHF 2.9 billion at prime locations in Swiss economic centres, mainly in Zurich and Geneva. In addition to the own properties, PSP Swiss Property manages also portfolios owned by third parties (institutional clients). The aggregate value of the managed properties amounts to some CHF 12 billion. In Switzerland, PSP Swiss Property is represented in eight locations with approximately 180 employees. It is the objective of PSP Swiss Property to achieve above-average increases in profits and value for both, its shareholders as well as its clients.

SWX Swiss Exchange - Symbol: PSPN, Security number: 1042810

Interim Report 2003

The interim report 2003 is available this week on www.psp.info (Investor Relations / Publications / Financial Reports), or can be ordered at Investor Relations.

Overview of Consolidate Key Financial Figures

PSP Swiss Property Group	1/2002	1/2003	Change	Change in %
Key financial figures (in CHF 1 000)				
Rental income	69 306	82 829	13 523	19.5%
Net change in fair value of real estate investments	1 550	-45 093		
Income from property sales	0	-163		
Income from investments in associated companies	1 940	5 803		
Income from real estate services	15 860	14 795	-1 065	-6.7%
Total operating income	**88 656**	**58 171**	-30 485	-34.4%
Total operating expenses	**-23 135**	**-25 653**	2 518	10.9%
Operating profit before financial expenses	**65 521**	**32 518**	-33 003	-50.4%
Net financial expenses	-15 605	-17 590	1 985	12.7%
Operating profit before taxes	**49 916**	**14 928**	-34 988	-70.1%
Taxes	-8 638	1 001	-9 639	
Net income	**41 278**	**15 929**	-25 349	-61.4%
Net income excl. gains on real estate investments[1]	**40 142**	**50 847**	10 705	26.7%
EBITDA excl. gains on real estate investments	**64 414**	**78 434**	14 020	21.8%
Cash flow from operating activities	65 432	62 819	-2 613	-4.0%
Total assets	2 462 934	2 963 165	500 231	20.3%
Real estate investments	2 350 279	2 871 845	521 566	22.2%
Shareholders' equity	1 430 917	1 498 860	67 943	4.7%
Shareholders' equity in % of total assets	58.1%	50.6%		
ROE[2]	5.7%	1.1%		
Key operating figures				
Number of properties	120	122		
Implied yield, gross	6.2%	5.9%		
Implied yield, net	5.4%	5.1%		
Vacancy rate (CHF)	3.5%	11.3%		
Employees	183	182		
Per share figures (in CHF)				
EPS[3]	5.45	2.11	-3.34	-61.2%
EPS excl. gains on real estate investments[1,3]	5.30	6.75	1.45	27.3%
Cash flow from operating activities per share[3]	8.64	8.33		
NAV[4]	189.40	198.34		
NAV before deferred tax[4]	196.88	208.04		
Share price (high/low)	159.50/146.00	165.00/148.00		
Share price end of period	152.00	162.00		

[1] Net income before net changes in fair value of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.

[2] Annualised net income in proportion to weighted shareholders' equity.

[3] Based on weighted average number of shares.

[4] Base on outstanding number of shares.

PSP Swiss Property Ltd

Interim Report 2003



Wallisellen, SWING business park, Richtistrasse 3-7

psp Swiss Property

Contents

Charts/Tables:
Due to rounding of the percentages the total of the listed positions may be higher/lower than 100%.

English translation of German original.

Key Figures

PSP Swiss Property Group	1 January to 30 June 2002	1 January to 30 June 2003
Key financial figures (in CHF 1 000)		
Rental income	69 306	82 829
Net changes in fair value of real estate investments	1 550	-45 093
Income from real estate services	15 860	14 795
EBITDA excluding gains on real estate investments	64 414	78 434
Net income	41 278	15 929
Net income excluding gains on real estate investments[1]	40 142	50 847
Cash flow from operating activities	65 432	62 819
Total assets	2 462 934	2 963 165
Real estate investments	2 350 279	2 871 845
Shareholders' equity	1 430 917	1 498 860
Shareholders' equity in % of total assets	58.1%	50.6%
Return on equity[2]	5.7%	1.1%
Key operating figures		
Number of properties	120	122
Implied yield, gross	6.2%	5.9%
Implied yield, net	5.4%	5.1%
Vacancy rate (CHF)	3.5%	11.3%
Employees	183	182
Per share figures (in CHF)		
Earnings per share (EPS)[3]	5.45	2.11
EPS excluding gains on real estate investments[1,3]	5.30	6.75
Cash flow from operating activities per share[3]	8.64	8.33
Net asset value per share (NAV)[4]	189.40	198.34
NAV per share before deferred tax[4]	196.88	208.04
Share price (high/low)	159.50/146.00	165.00/148.00
Share price at end of period	152.00	162.00

[1] Net income before net changes in fair value of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.
[2] Annualised net income in proportion to weighted shareholders' equity.
[3] Based on weighted average number of shares.
[4] Based on outstanding number of shares.

Value of portfolio
in CHF million



3 000
2 500
2 000
1 500
1 000
500
0
1 081
1 500
2 264
2 895
2 872
1999
2000
2001
2002
6/2003

Shareholders' equity
in CHF million



748
999
1 441
1 525
1 499
1999
2000
2001
2002
6/2003



NAV per share
Share price
in CHF
220.00
200.00
180.00
160.00
140.00
120.00
100.00
149.61
170.87
188.96
202.34
198.34
156.00
152.00
149.50
162.0
1999
2000
2001
2002
6/2003

Value of portfolio by area at June 2003



Other locations 14%
CHF 397 million
Objects under construction 3%
CHF 78 million
Zurich 56%
CHF 1 597 million
Geneva 14%
CHF 411 million
Lausanne, Basel, Bern 14%
CHF 389 million

Profile

PSP Swiss Property – Switzerland's leading Real Estate Company

- **The Company and its focus:** Dynamic management with a long-term focus and a top-quality commercial real estate portfolio. The Company's success is based on regular reviews of the portfolio structure in consideration of future market trends. The Company aims to achieve above-average increases in profits and value. PSP Swiss Property exclusively invests in Switzerland.

- **Segment Real Estate Investments:** As Switzerland's leading real estate company, we own 122 office and commercial premises valued at CHF 2.9 billion in prime locations in Switzerland's business centres, predominantly in Zurich and Geneva. Professional and proactive asset management is the basis for achieving sustained, stable growth over the long term.

- **Segment Real Estate Services:** In addition to its own properties, PSP Swiss Property manages also properties for large institutional clients. Our regional presence keeps us in close touch with local market trends. The aggregate value of the managed portfolios is around CHF 12 billion.

Growth strategy with clear focus and ambitious targets

- We are aiming at further expanding our real estate portfolio to CHF 5 billion in the medium term. Our key priorities are to increase the net asset value per share and to enhance visibility among the international investor community.

- The growth of our top-quality real estate portfolio must generate added value for our shareholders. In most cases, this involves the acquisition of the target properties by way of portfolio acquisitions, or the purchase of single properties with not yet fully exploited potential.

- Over a five-year period, the average return on equity (ROE) is expected to exceed 7%.


BONGENIE
club

Geneva, Rue du Marché 40

Reports

Report of the Board of Directors
Improving Operating Performance

Business review

The value-enhancement strategy of PSP Swiss Property entails two components: acquiring and selling properties on the one side and measures to fully utilise the potential of existing premises on the other side. Over the last six months, the Company's primary focus has been on the latter activity. Following considerable acquisitions over the last two years, we have reviewed all property-specific strategies.

In this way we keep improving the mid- and long-term portfolio optimisation that is adjusted on an ongoing basis to the changing economic environment.

In a still difficult economic environment, PSP Swiss Property again reports strong operating performance for the first half of 2003.

Net income excluding gains on real estate investments (i.e. before net changes in fair value of our own properties and those of associated companies, before realised income on property sales and before all the related taxes) increased from CHF 40.1 million to CHF 50.8 million, that means by CHF 10.7 million, or 26.7%, compared to the first half of 2002. EBITDA excluding gains on real estate investments rose by CHF 14.0 million or 21.8%, from CHF 64.4 million to CHF 78.4 million. The EBITDA margin excluding gains on real estate investments reached an excellent 75.7% (73.9% in the first half of 2002).

During the reporting period, rental income increased substantially from CHF 69.3 million to CHF 82.8 million, up by CHF 13.5 million, or 19.5%, compared to the first half of 2002. This increase is due to portfolio expansion during 2002.

The external half-year portfolio valuation resulted in a reduction of the property portfolio market value by CHF 45.1 million. CHF 28.9 million of this mark-down reflect the general assessment of the market situation for commercial properties. In comparison to the 2002 year-end valuation, the assumed market rent has been reduced and the rental growth rate has been cut to zero across the board. CHF 12.2 million of this decline in value is attributable to property management factors, such as user information, expected property-related expenditures to be charged to the owner and, especially, expected outlays for improvements and renovations (capital expenditures). The initial market valuation for the new SWING 2/5 building, completed in spring 2003 and which has not yet been let, resulted in a lower value of CHF 4.0 million compared to the investment cost.

At 5.55%, the weighted average discount rate has remained virtually at the same level as in the 2002 year-end valuation (5.54%).

The WTF investment generated income of CHF 5.8 million, corresponding to the proportional share (20%) in WTF's net income for the period (CHF 1.9 million in the first half of 2002). No mid-year interim valuation was carried out for WTF. This result does not, therefore, include any change in the fair value of properties.

Due to an extraordinary dividend payment, the reported value of the WTF investment fell from CHF 58.2 million at the end of 2002 to CHF 38.5 million by mid-2003. In June 2003,

WTF refinanced its entire borrowings through a commercial mortgage-backed securitisation (CMBS) of CHF 1 055 million. This also enabled to fully repay the outstanding shareholders' loans (Lehman Brothers Real Estate Partners and PSP Swiss Property Ltd). The net surplus was used for the purpose of an extraordinary dividend payment. PSP Swiss Property Ltd was paid CHF 25.5 million (no impact on reported net result).

Income from real estate services fell from CHF 15.9 million to CHF 14.8 million (-6.7%). This moderate decrease is due to lower fees from construction services and lower trading activities. As previously announced, in 2002 PSP Swiss Property made a strategic decision to downsize its construction services activities and to focus exclusively on fiduciary construction services.

Considering the lower valuation of properties, the consolidated operating income fell from CHF 88.7 million to CHF 58.2 million (-34.4%) in comparison to the first half of 2002.

The consolidated operating expenses have risen from CHF 23.1 million to CHF 25.7 million (+10.9%). Higher real estate expenses (operating expenses and maintenance and renovation expenses) of CHF 8.1 million (CHF 6.1 million in the first half of 2002) are the main reason for this increase. In addition, general and administrative expenses went up from CHF 4.5 million to CHF 5.2 million (+16.6%) as a result of the portfolio expansion.

Changes in income and expenses, combined with the reduction of the portfolio market value, have resulted in a lower operating profit before financial expenses of CHF 32.5 million, compared to CHF 65.5 million in the first half year of 2002 (-50.4%).

Financial expenses were up from CHF 15.6 million to CHF 17.6 million (+12.7%) on the first half of 2003, due to an increase in borrowings. Tax income of CHF 1.0 million during the reporting period (compared to CHF 8.6 million tax expenses in the first half of 2002) is mainly the consequence of the portfolio market value reduction with respective adjustment of deferred tax liabilities.

For the first half of 2003, net income stands at CHF 15.9 million, compared to CHF 41.3 million in the first half of 2002. This corresponds to earnings per share of CHF 2.11 (CHF 5.45 in the first half of 2002).

Since the end of 2002, the price of PSP Swiss Property shares has increased by 8.4% to CHF 162.00. The discount to net asset value was 18.3% at the end of June (26.1% at the end of 2002), thus continuing to represent considerable upside potential.

The Annual General Meeting of Shareholders held on 8 April 2003 resolved to increase the authorised share capital of the Company by CHF 73 332 000 from CHF 76 668 000 to CHF 150 000 000. At the same time, the final date for issuing all 1 500 000 registered shares from the authorised share capital was extended to 8 April 2005. As a new member, Leonhard Fopp has been elected to the Board of Directors.

The more significant key figure in operational terms – earnings per share excluding gains on real estate investments – increased by a remarkable 27.2% from CHF 5.30 to CHF 6.75.

This figure, respectively the consolidated net income for the whole year excluding gains on real estate investments, form the basis for determining dividends to be paid out.

The net asset value per share has fallen by 2.0% from CHF 202.34 at the end of 2002 to CHF 198.34 as at mid-2003 as a result of reduced total income and dividend payment of CHF 45.2 million in spring 2003.

The three current Board members have been re-elected. PricewaterhouseCoopers AG, Zurich, were also reappointed as Statutory and Group Auditors.

Further information on corporate governance is available in the Annual Report 2002 and on www.psp.info. The Articles of Association of PSP Swiss Property Ltd, as amended on 8 April 2003, are also available on the internet.

Real estate portfolio

During the first half of 2003, we shifted the focus away from the acquisition activity for four reasons: the considerable acquisitions made during the previous year, the Group's current financing structure (as at mid-2003, debt financing was close to 50% in line with our target maximum debt financing ratio), general market conditions for raising share capital and in addition the lack of attractive acquisition opportunities in the target areas. In terms of active portfolio management, efforts have been concentrated on:

a) a comprehensive assessment of all properties in the enlarged portfolio,

b) selling of non-strategic assets and

c) an ongoing review of strategic options.

The portfolio we took over in connection with the acquisition of the Verral Group at the end of 2002 (eight commercial properties and a parking building) is held under the legally separate entities PSP West V AG and its subsidiaries. The aim is still to merge these companies in a few years' time with PSP Real Estate Ltd, which holds our other properties. This move will be made at a later date for tax reasons and in order to facilitate diversified borrowing involving both unsecured (PSP Real Estate Ltd) and secured (PSP West V AG) debt.

In spring 2003, the two properties under construction, SWING 2 and SWING 5 in Wallisellen (Zurich North), were completed on schedule, but could not yet be let. During the reporting period, three smaller properties in Basel, Bern and Rorschach were sold for a total of CHF 6.7 million. The selling prices achieved were 0.2% over the property valuations provided by CB Richard Ellis at the end of 2002.

As at mid-2003, our high-quality portfolio consists of 122 commercial properties, including a property under construction in Geneva (completion spring 2004), which has already been fully let. After reduction of the market value by CHF 45.1 million, the value of the portfolio amounts to CHF 2 871.8 million. The vacancy rate for the whole portfolio stands at 11.3% at mid-2003, in comparison to 5.6% at the end of 2002. The reasons for the increased vacancy rate are explained in the section on Segment Real Estate Investments on page 16.

The market environment for the portfolio owned by PSP Swiss Property

Due to continuing economic weakness since the end of 2002, demand for commercial premises is still slack. Prospective tenants are generally focusing on the prime central locations in Zurich and Geneva. An oversupply of space resulting from new buildings and general downsizing of companies is putting rent prices under pressure, especially in the city suburbs and peripheral locations. Notwithstanding the quite difficult market conditions, several successful lettings have been achieved, as described in the Segment Real Estate Investments on page 16.

In line with current economic forecasts, we do not expect the rental market in our target regions to recover until the end of 2004 at the earliest.

Outlook for 2003

Despite the persisting economic downturn, we expect a consolidated EBITDA excluding gains on real estate investments and excluding earnings from participations of around CHF 140 million for the whole 2003, in line with our predictions issued in spring 2003.





Short-term market fluctuations will have very little impact on the development of this result.

As predicted in the Annual Report 2002, it is expected that the average vacancy rate for 2003 will amount to about 8%.

At present, 15 properties worth around CHF 185 million have been earmarked for sale.

18 August 2003

Günther Gose
Chairman
of the Board of Directors

Fritz Jörg
Delegate of the Board of Directors
and Chief Executive Officer


Zurich, Binzring 15/17

Segment Real Estate Investments

Business review
Net income excluding gains on real estate investments (i.e. before net changes in fair value of our own properties and those of associated companies, before realised income on property sales and before all the related taxes) increased from CHF 36.6 million to CHF 46.9 million, that means by CHF 10.3 million, or 28.1%, compared to the first half of 2002. EBITDA excluding gains on real estate investments rose by CHF 13.4 million, from CHF 59.8 million to CHF 73.2 million (+22.4%). At 82.4%, the EBITDA margin excluding gains on real estate investments is at an excellent level (83.9% in the first half of 2002).

outlays for improvements and renovations (capital expenditures). The initial market valuation for the new SWING 2/5 building, completed in spring 2003 and which has not yet been let, resulted in a lower value of CHF 4.0 million compared to the investment cost.

At 5.55%, the weighted average discount rate has remained virtually at the same level as in the 2002 year-end valuation (5.54%).

The sale of three smaller properties for a total of CHF 6.7 million produced a net loss of CHF 0.2 million, after deduction of sales expenses.

Rental income increased substantially to CHF 82.8 million, up by CHF 13.5 million, or 19.5%, compared to the first half of 2002. This increase is due to portfolio expansion during 2002.

The external half-year portfolio valuation resulted in a reduction of the property portfolio market value by CHF 45.1 million. CHF 28.9 million of this mark-down reflect the general assessment of the market situation for commercial properties. In comparison to the 2002 year-end valuation, the assumed market rent has been reduced and the rental growth rate has been cut to zero across the board. CHF 12.2 million of this decline in value is attributable to property management factors, such as user information, expected property-related expenditures to be charged to the owner and, especially, expected

The WTF investment generated income of CHF 5.8 million, corresponding to the proportional share (20%) in WTF's net profit for the period (CHF 1.9 million in the first half of 2002). No mid-year interim valuation was carried out for WTF. This result does not, therefore, include any change in the fair value of properties.

As a result of the various factors referred to, the operating income decreased by CHF 29.5 million, from CHF 72.8 million to CHF 43.3 million (-40.5%), compared to the first half of 2002.

Operating expenses rose from CHF 11.5 million to CHF 15.6 million (+35.8%). As part of that, direct real estate expenses (property operating, maintenance and renovation expenses) amount to CHF 11.7 million (CHF 9.0 million in the first half of 2002). Due to additions to the portfolio, property operating expenses have increased from CHF 6.5 million to CHF 8.6 million (+32.7%) and maintenance and renovation expenses from CHF 2.5 million to CHF 3.1 million (+24.4%), compared to the first six months in 2002. For the first half of 2003, direct real estate expenses total 14.2% of rental income (13.0% for the first half of 2002 and for the whole 2002). At CHF 3.9 million, general expenses have increased by 55.5% in comparison to CHF 2.5 million last year: whereas personnel expenses have decreased from CHF 1.4 million to CHF 0.9 million (-35.5%), mainly due to a reduction in performance-related bonuses, general and administrative expenses have risen by CHF 1.9 million, from CHF 1.1 million to CHF 3.0 million.

Changes in income and expenses, combined with the reduction of the portfolio market value, have resulted in lower operating profit before financial expenses of CHF 27.7 million, compared to CHF 61.3 million (-54.8%).

Financial expenses were up from CHF 16.0 million to CHF 18.0 million (+12.5%) on the first half of 2003, due to an increase in borrowings. Tax income of CHF 2.2 million during the reporting period (compared to CHF 7.6 million tax expenses in the first half of 2002) is mainly the consequence of the portfolio market value reduction with respective adjustment of deferred tax liabilities.

Net income decreased from CHF 37.7 million to CHF 11.9 million, compared to the first half of 2002.

The market environment for the portfolio owned by PSP Swiss Property

General position

Due to the unstable economic environment since the end of 2002, demand for commercial premises is still weak. Prospective tenants are generally focusing on the prime central locations in Zurich and Geneva. An oversupply of space resulting from new buildings and general downsizing of companies is putting rent prices under pressure, especially in the city suburbs and peripheral locations.

In line with current economic forecasts, we do not expect the rental market in our target regions to recover until the end of 2004 at the earliest.

Zurich area
While there is virtually no demand for additional commercial premises in the Zurich North area, demand in the Western and Central Business Districts of Zurich remains steady.

Price levels for prime properties are moving in the opposite direction. A moderate increase in prices has been triggered mainly by the keen demand of institutional investors for safe investments with stable earnings. Slightly lower yields are thereby accepted.

Geneva area
In central locations, market rents remain stable with low vacancy rates. However, the consolidation process among private banks could also increase supply in these locations. In peripheral districts, the slight drop-off in demand has continued since the middle of 2002.

Lausanne, Basel and Bern areas
Supply and rents in central locations remain at a standstill. Pressure on other regions, resulting from the completion of new buildings and additional vacated premises from restructuring, is increasing.

Other locations
Oversupply in peripheral locations is continuing to depress rents. No significant changes are anticipated either this or next year.

Gross potential income by area


Other locations 16%
Zurich 56%
Geneva 14%
Lausanne, Basel and Bern 14%

Gross potential income by use


Parking 8%
Other 6%
Office 73%
Retail 13%

Real estate portfolio

Vacancy and letting

The vacancy rate in terms of the annual gross potential income at mid-2003 is, as anticipated, 11.3%, which corresponds to lost annual gross potential income of CHF 20.8 million. This represents a considerable increase on the figure of 5.6% at the end of 2002 (lost annual gross potential income of CHF 9.9 million). A comprehensive analysis of the vacancy and its development is crucially important for any assessment of the risks and opportunities for PSP Swiss Property.

The increased vacancy rate of 11.3% was caused by the following factors:

a) The new buildings SWING 2 and SWING 5 in Wallisellen (Zurich North) completed on schedule in spring 2003 (annual gross potential income CHF 6.6 million) have still not been let. In accordance with International Financial Reporting Standards (IFRS), SWING 2/5 was taken into the investment portfolio for the first time mid-2003 (previously reported under objects under construction). SWING 2/5 contribute with 3.6 percentage points to the total vacancy rate as at 30 June 2003.

b) The lease contract for the property Bernerstrasse Süd 167/169 in Zurich (annual gross potential income CHF 3.0 million), which expired at the end of March 2003, could not be renewed. This property is currently vacant and contributes with 1.6 percentage points to the total vacancy rate as at 30 June 2003.

If the properties SWING 2/5 and Bernerstrasse Süd are excluded, the vacancy rate would stand at 6.1%.

Of the 11.3% vacant space at mid-2003 (respectively CHF 20.8 million), CHF 2.6 million have already been let starting from dates between 1 July 2003 and 1 January 2004. If these lettings were to be taken into account for the portfolio evaluation as at 30 June 2003, it would reduce the vacancy rate to 9.9% (or 4.7% without SWING 2/5 and Bernerstrasse Süd).

The most important successes in the letting of property relate to the office building at Förrlibuckstrasse 10, where renovations were completed in spring 2003, and the new building at Förrlibuckstrasse 181 in Zurich West, acquired at the end of 2002. In terms of value, 53% of Förrlibuckstrasse 10 (annual gross potential income CHF 2.5 million) could be let as of 1 July 2003 and 1 October 2003 respectively. In terms of value, 59% of Förrlibuckstrasse 181 (annual gross potential income CHF 1.1 million) could be let as of 1 January 2004.

At the end of 2002, the lease contracts with fixed terms due to expire in 2003 amounted to 13% (CHF 21.4 million annual rental income) of the overall annualised rental income. Of this amount, 66% have successfully been renewed or extended during the reporting period. In the case of new contracts, we were able to achieve an overall increase of 7.9% (CHF 0.5 million) in annual rental income. Another 33% expiring in 2003 have become vacant, and 1% relates to objects sold during the reporting period or to other contractual adjustments.

The initial vacancy rate of 11.5% for the portfolio (ex-Verral) taken over at the end of 2002 has increased to 15.7% as at mid-2003 (or 13.4%, if the letting at Förrlibuckstrasse 181 as of 1 January 2004 is excluded). The reason for the increased vacancy rate are three contract terminations with an annual rental income of a total of CHF 0.7 million.

Management of the vacancy rate is one of the most important value drivers for PSP Swiss Property. We are convinced that we will be able to reduce the vacancy rate substantially over the medium term, in line with the developments of our target markets, in particular Zurich.

Asset management and real estate trading

During the reporting period, asset management efforts were concentrated on optimising the significantly enlarged portfolio. All properties have been assessed one more time in order to fully utilise their existing potential and determine the best sales strategy. In some cases, in-depth assessments of alternative uses were made with a view to future increases in rental income.

A valuation and asset management model developed in-house was integrated into the management process. As a result, we have a management tool at our disposal, which links all organisational levels consistently, using the same database.

Vacancy rate (CHF) by area


25%
20%
15%
10%
5%
0%
June 2003
December 2002
June 2002
December 2001
June 2001
December 2000
Zurich
Geneva
Lausanne, Basel and Bern
Other locations
Total

Rental income by type of tenant


Services 11%
Government 6%
Other 15%
Financial services 22%
Telecommunication 19%
Retail 15%
Technology 12%

The portfolio we took over in connection with the acquisition of the Verral Group at the end of 2002 (eight commercial properties and a parking garage) is held under the legally separate entities PSP West V AG and its subsidiaries. The aim is still to merge these companies in a few years' time with PSP Real Estate Ltd, which holds our other properties. This move will be made at a later date for tax reasons and in order to facilitate diversified borrowing involving both unsecured (PSP Real Estate Ltd) and secured (PSP West V AG) debt.

In Real Estate Trading, our primary focus was the sale of properties, which had been earmarked for an active portfolio restructuring. Most of these properties are situated outside our target regions. Intensive negotiations with various prospective purchasers led to the sale of three smaller properties until the end of June 2003. The often protracted nature of the negotiations was less the result of differing price estimates and more due to the precise evaluations of the prospective purchasers and the cautious stance adopted by the financial institutions.

The three properties at Hirschgässlein 42 in Basel, Bolligenstrasse 52/54 in Bern and Signalstrasse 15 in Rorschach were sold for CHF 6.7 million, amounting to 0.2% over the most recent valuation provided by CB Richard Ellis (end of 2002).

As at mid-2003, our high-quality portfolio consists of 122 commercial properties, including a property under construction in Geneva. After reduction of the market value by CHF 45.1 million, the value of the portfolio amounts to CHF 2 871.8 million.

Properties under construction
The two new buildings SWING 2/5, commenced in June 2001, were completed according to schedule on 31 March 2003. SWING 2/5, comprising 17 330 m² of rentable area, form part of the overall development of the SWING business park in Wallisellen (Zurich North). A total of CHF 104.0 million has been invested. As mentioned previously, no lease contracts have been entered into yet for either property. We constantly receive serious expressions of interest from prospective tenants for smaller subdivided areas of floor space. However, this does not correspond with our letting concept. For commercial reasons, we have made a conscious decision to accept longer-term vacancies, in the interests of ultimately achieving an optimal rental structure.

The new Lancy Office Center in Geneva, commenced in February 2002 (total planned investment sum CHF 96.0 million), is progressing according to schedule. Work on the façade structure of the building and the technical installations are currently underway.

The office premises comprise 16 890 m² of rentable area and 194 parking spaces. Completion is scheduled for the beginning of 2004 and tenants have been secured until 2009.

External valuation
As announced in the Annual General Meeting of Shareholders held on 8 April 2003 and published on 28 May 2003, we will be changing our external property valuer. The decision was made in accordance with our plan to change the valuer every four to five years. As from December 2003, the Swiss real estate consultancy Wüest & Partner will be responsible for property valuations.

20% stake in WTF Holdings (Switzerland) Ltd

During the reporting period, PSP Swiss Property's 20% participation in WTF generated investment income of CHF 5.8 million (CHF 1.9 million in the first half of 2002). Pressing ahead with its sales programme, WTF sold three properties during the first half of 2003. The vacancy rate decreased slightly from 12.6% at the end of 2002 to 12.2% as at mid-2003.

In June 2003, WTF refinanced its entire borrowings through an asset-backed capital market transaction. At € 699 million (CHF 1 055 million), this is the largest ever commercial mortgage-backed securitisation (CMBS) in Switzerland. This resulted in both the refinancing of long-term bank debts and the repayment of outstanding shareholders' loans (Lehman Brothers Real Estate Partners and PSP Swiss Property Ltd).

The net surplus from the CMBS transaction was used for the purposes of an extraordinary dividend payment. PSP Swiss Property Ltd was paid CHF 25.5 million (no impact on reported net result).

Expiry of lease contracts
in % of rental income



25%
20%
15%
10%
5%
0%
Market adjustment option by PSP Swiss Property
Legal termination option by tenant
9
8
10
17
11
13
18
18
11
10
9
9
5
4
5
3
4
4
2
2
17
13
Contracts not limited in time, but subject to notice
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013+

Rental income by largest tenants



Other 59%
Swisscom 16%
Zurich Financial Services 6%
UBS 4%
Migros 3%
Credit Suisse 3%
Next five largest tenants 10%

Outlook for 2003

The economic downturn continues to affect the commercial property market in Switzerland. However, between regional markets there are considerable differences. It is important not to overestimate the impact of current vacancies. Our key target Zurich area has the highest vacancy rate, mainly due to the very high level of construction activity over the last few years. However, this market will also probably be the first to benefit from any economic recovery in Switzerland. Peripheral locations with currently still low vacancy rates pose more of a problem. In terms of employment market, these locations are unlikely to pick up over the medium to long term.

Even in the Zurich area, the likelihood of a substantial improvement before the end of 2004 is quite low. However, the market for office premises in Zurich should remain reasonably buoyant, as companies continue to move towards the business centres. Our predictions for this key market are moderately positive.

Despite the persisting economic downturn, we expect an EBITDA for the Segment Real Estate Investments for 2003 to be in excess of CHF 130 million excluding gains on real estate investments, in line with our predictions in spring 2003.

As predicted in the Annual Report 2002, it is expected that the average vacancy rate for 2003 will amount to about 8%.

On actively restructuring the portfolio, we continue to go ahead with our sales programme. At present, 15 properties worth around CHF 185 million have been earmarked for sale. Negotiations are at an advanced stage in a number of cases.

Segment Real Estate Services

Business review

In the first half of 2003, income from real estate services increased slightly from CHF 19.0 million to CHF 20.0 million (+5.4%) in comparison to the first half of 2002.

Both, income from property management and asset management increased. The higher income from property management is mainly attributable to the new mandate from PSP West V AG, which was acquired at the end of 2002. The Asset Management unit was established in spring 2002, and consequently generated income for the entire half-year 2003. Income from construction services and trading fell. The construction services activities were downsized in 2002 to concentrate solely on fiduciary construction activities. Trading activities undertaken for the rest of the Group and on behalf of our clients during the reporting period were limited.

In the first half of 2003, third-party clients accounted for 70% of income from real estate services, compared with 72% for the first half of 2002 and 69% for 2002 as a whole.

The operating expenses slightly rose from CHF 14.8 million to CHF 15.2 million (+3.1%). As part of that, general and administrative expenses increased from CHF 3.6 million to CHF 3.8 million (+4.7%) compared to the first half of 2002, caused by the larger volume of management activities.

In the first half of 2003, the EBITDA reached CHF 5.2 million (CHF 4.6 million in the first half of 2002), corresponding to a good EBITDA margin of 26.1% for this segment (24.1% in the first half of 2002).

At CHF 5.2 million, the operating profit before taxes is up from CHF 4.6 million (+13.0%) in comparison to the first half of 2002. Net income amounts to CHF 4.0 million (+12.2%), compared with CHF 3.6 million in the first half of 2002.

Business operations

Our property management business has been primarily concerned with letting vacant properties in the North and West areas of Zurich.

One major operation was the integration of the properties acquired in Zurich West at the end of 2002 (Verral portfolio).

In conjunction with three other companies within the sector, we have been progressing with the implementation of the new property management software as scheduled. At current, acceptance tests are being undertaken. Full operational roll-out is planned for the beginning of 2005.

Furthermore, we have successfully started to work with the Asset Management unit in order to analyse our own real estate portfolio and introduce an integrated property tool.

By mid-2003, the vacancy rate for the managed portfolios, including third-party clients, was 6.2%, compared with 4.3% at the end of 2002.

The activities performed by Asset Management and Trading in respect of our own portfolio are described in the section dealing with the Segment Real Estate Investments on pages 16 to 17. The service provided to WTF continued as planned. A conscious decision was made not to solicit any further third-party contracts.

Our Fiduciary Construction Services unit entered into 46 new mandates. 16 of these mandates are for our own properties.

Construction costs for all new mandates, excluding new building projects, amount to CHF 12.5 million. Thereof, the mandates for our own properties amount to CHF 3.2 million.

Income from real estate services by client


CS Asset Management 12%
Other 7%
Zurich Financial Services 34%
PSP Real Estate Ltd 30%
WTF 17%

Outlook for 2003

As predicted in spring 2003, we expect the income from real estate services to total approximately CHF 43 million this year. An EBITDA of approximately CHF 9 million is anticipated.


OLIVIER FRANÇOIS AUSONI
OLIVIER FRANÇOIS AUSONI

Lausanne, Place St-François 5

Financial Statements for the First Half of 2003

PSP Swiss Property Group

PSP Swiss Property Group
Consolidated Income Statement

(in CHF 1 000)	1 January to 30 June 2002			1 January to 30 June 2003		
	Real Estate Investments	Real Estate Services	Total Group	Real Estate Investments	Real Estate Services	Total Group
Operating income						
Rental income	69 306		69 306	82 829		82 829
Net changes in fair value of real estate investments	1 550		1 550	-45 093		-45 093
Income from property sales	0		0	-211		-163
Income from investments in associated companies	1 940		1 940	5 803		5 803
Income from real estate services		19 003	15 860		20 036	14 795
Total operating income	**72 796**	**19 003**	**88 656**	**43 328**	**20 036**	**58 171**
Operating expenses						
Real estate operating expenses	-6 511		-3 733	-8 640		-5 059
Real estate maintenance and renovation expenses	-2 497		-2 392	-3 106		-3 047
Personnel expenses	-1 374	-10 141	-11 515	-886	-10 330	-11 216
Fees to subcontractors		-653	-653		-674	-674
General and administrative expenses	-1 108	-3 625	-4 473	-2 974	-3 796	-5 217
Depreciation		-369	-369		-440	-440
Total operating expenses	**-11 490**	**-14 788**	**-23 135**	**-15 606**	**-15 240**	**-25 653**
Operating profit before financial expenses	**61 306**	**4 215**	**65 521**	**27 722**	**4 796**	**32 518**
Net financial expenses	-15 956	351	-15 605	-17 953	363	-17 590
Operating profit before taxes	**45 350**	**4 566**	**49 916**	**9 769**	**5 159**	**14 928**
Taxes	-7 622	-1 016	-8 638	2 176	-1 175	1 001
Net income	**37 728**	**3 550**	**41 278**	**11 945**	**3 984**	**15 929**
Net income excluding gains on real estate investments[1]	36 592	3 550	40 142	46 863	3 984	50 847
Earnings per share in CHF[2]			5.45			2.11

[1] Net income before net changes in fair value of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.
[2] No diluted earnings per share are presented, as there is no dilutive effect.

PSP Swiss Property Group
Consolidated Balance Sheet

(in CHF 1 000)	At 31 December 2002	At 30 June 2003
Assets		
Real estate investments	2 894 962	2 871 845
Investments in associated companies	58 246	38 514
Subordinated loan to associated company	5 745	0
Intangible assets	392	732
Furniture, fixtures and equipment	3 062	2 953
Deferred tax assets	9 143	8 641
Total non-current assets	**2 971 550**	**2 922 685**
Accounts receivable	16 646	17 706
Other assets	755	2 228
Cash and cash equivalent	46 648	20 546
Total current assets	**64 049**	**40 480**
Total assets	**3 035 599**	**2 963 165**
Shareholders' equity and liabilities		
Total shareholders' equity	**1 524 995**	**1 498 860**
Long-term debt	545 100	508 000
Bonds	150 357	150 307
Deferred tax liabilities	93 307	81 909
Total non-current liabilities	**788 764**	**740 216**
Accounts payable	54 742	54 323
Short-term debt	615 000	620 000
Other liabilities	52 098	49 766
Total current liabilities	**721 840**	**724 089**
Total shareholders' equity and liabilities	**3 035 599**	**2 963 165**

PSP Swiss Property Group
Condensed Consolidated Cash Flow Statement

(in CHF 1 000)	1 January to 30 June 2002	1 January to 30 June 2003
Cash flow from operating activities	65 432	62 819
Cash flow from investing activities	-73 273	-17 064
Cash flow from financing activities	8 275	-71 856
Changes in cash and cash equivalents	434	-26 101

Consolidated Statement of Shareholders' Equity

(in CHF 1 000)	2002	2003
Shareholders' equity at 1 January	1 440 783	1 524 995
Dividend payment	-37 775	-45 221
Fair value movements of interest rate hedging	-2 956	-76
Own shares	-10 414	3 234
Net income	41 279	15 929
Shareholders' equity at 30 June	**1 430 917**	**1 498 860**

PSP Swiss Property Group
Notes to the Unaudited Consolidated Interim Financial Statements as at 30 June 2003

Basis of preparation

The unaudited consolidated interim financial statements are based on the individual accounts of the wholly owned subsidiaries, which have been prepared in accordance with uniform guidelines, as at 30 June 2003, and have been prepared in accordance with International Financial Reporting Standards (IFRS) 34 – Interim Financial Reporting. The interim financial statements comply with Swiss law as well as with the requirements of the SWX Swiss Exchange's Listing Rules and the Additional Rules for the Listing of Real Estate Companies, which came into effect on 1 May 2001.

The same consolidation, accounting and valuation principles have been applied to these interim financial statements as are described on pages 40 to 43 of the Annual Report 2002.

Investment properties are stated at market value in accordance with IFRS 40 – Investment Property. An external, independent valuation company establishes a real estate portfolio valuation every six months. The change in the market value or the difference between the purchase price and the initial valuation is booked as income in the income statement.

Consolidated companies

Company	Registered office	Share capital	Ownership		Method of consolidation
PSP Swiss Property Ltd	Zug, Switzerland	CHF 765 000 000	–	–	Full
PSP Real Estate Ltd	Opfikon, Switzerland	CHF 230 000 000	100%	direct	Full
PSP Management Ltd	Opfikon, Switzerland	CHF 5 000 000	100%	direct	Full
PSP Finance Ltd	Jersey, Channel Islands	CHF 807 896	100%	direct	Full
PSP West V AG	Opfikon, Switzerland	CHF 4 740 000	100%	direct	Full
PSP West A AG	Opfikon, Switzerland	CHF 6 000 000	100%	indirect	Full
PSP West S AG	Opfikon, Switzerland	CHF 460 000	100%	indirect	Full
PSP West I AG	Opfikon, Switzerland	CHF 300 000	100%	indirect	Full

Apart from the holding company PSP Swiss Property Ltd, which is listed on the SWX Swiss Exchange, none of the companies are listed on any stock exchange.

PSP Swiss Property Ltd holds 20% of the shares of WTF Holdings (Switzerland) Ltd with Hamilton, Bermuda, as registered office.
WTF is deemed to be an associated company and is accounted for using the equity method of accounting.

Financial information (in CHF 1 000)	**1 January to 30 June 2002**	**1 January to 30 June 2003**
Financial income	-658	-281
Financial income from loan to associated company	-245	-47
Financial expenses	16 526	17 967
Unrealised result of fair value hedging	-238	-238
Amortisation of issue expenses of bonds	220	189
Total net financial expenses	**15 605**	**17 590**

(in CHF 1 000)	**31 December 2002**	**30 June 2003**
Long-term debt	545 100	508 000
Long-term bonds	150 357	150 307
Short-term debt	615 000	620 000
Total interest-bearing debt at 30 June	**1 310 457**	**1 278 307**
thereof maturing, with fixed interest rates of more than 1 year:		
2004	191 000	190 500
2005	139 500	138 500
2006	293 357	291 607
2007+	247 600	247 200

Average interest rate (period)	first half-year 2002	3.71%
	year 2002	3.49%
	first half-year 2003	**2.78%**
Average interest rate (end of period)	at 30 June 2002	3.54%
	at 31 December 2002	2.83%
	at 30 June 2003	**2.73%**

Long- and short-term debts consist of loans borrowed from various banks in the form of advances, roll-over financing or mortgage loans. Long-term debt means any loan granted under a loan agreement stipulating a term exceeding one year, whereas short-term debt is any loan for which the term is less than one year.

Of the CHF 508.0 million long-term debt outstanding at mid-2003, CHF 203.5 million is secured by mortgages on properties (CHF 225.6 million at the end of 2002). Of the 620.0 million short-term debt outstanding at mid-2003, CHF 0 million is secured by mortgages on properties (CHF 0 million at the end of 2002). At 30 June 2003, besides the bank loans a long-term (unsecured) debt of CHF 4.5 million with a third party was outstanding (CHF 4.5 million at the end of 2002). As at 30 June 2003, CHF 135.0 million of financial liabilities with an amortisation obligation were outstanding (CHF 150.1 million at the end of 2002).

Details of the existing bond are presented below:

Bonds (in CHF 1 000)	Notional amount	Issue expenses to be amortised	Fair value adjustment	Carrying value at 31 Dec. 2002	Carrying value at 30 June 2003
4.625% bond, maturing 2006	150 000	-1 370	1 727	150 357	
4.625% bond, maturing 2006	150 000	-1 181	1 488		150 307

The market value of the 4.625% bond with a nominal value of CHF 150 million, which matures in 2006, was CHF 160.05 million as at mid-2003 (last trading day 30 June 2003) at a price of 106.7%.

The contract volumes and fair values of the existing derivative financial instruments (interest rate swaps) are presented below:

Swaps (in CHF 1 000)	Contract volume	Positive replacement value	Negative replacement value
At 31 December 2002			
Cash flow hedging, maturing 2004	150 000	0	8 177
Cash flow hedging, maturing 2005	100 000	0	3 301
Cash flow hedging, maturing 2006	100 000	0	8 431
Cash flow hedging, maturing 2007	200 000	0	12 208
At 30 June 2003			
Cash flow hedging, maturing 2004	150 000	0	7 939
Cash flow hedging, maturing 2005	100 000	0	5 074
Cash flow hedging, maturing 2006	100 000	0	7 018
Cash flow hedging, maturing 2007	200 000	0	14 677

The fair values of the interest rate swaps are calculated as the present values of future expected cash flows. The fair values calculated are based on counterparty valuations. The existing interest rate swaps as at the reporting date are used for hedging the loans in the form of advances against rising interest rates.

Real estate investments

(in CHF 1 000)	Properties	Investments under construction at cost	Total real estate investments[1]
Carrying value at 31 December 2002	**2 738 515**	**156 447**	**2 894 962**
Purchases/construction cost	-1 160	25 520	24 360
Capital expenditures	4 305		4 305
Transfer of objects under construction to real estate investments	104 026	-104 026	0
Sales (carrying value at end of preceding year)	-6 689		-6 689
Net changes in fair value of real estate investments	-45 093		-45 093
Carrying value at 30 June 2003	**2 793 904**	**77 941**	**2 871 845**

[1] PSP Swiss Property Group exclusively invests in commercial properties.

Additional information as required by the SWX Swiss Exchange's Additional Rules for the Listing of Real Estate Companies is available on pages 38 to 40 (Key Financial Figures by Area, Changes in the First Half of 2003, Additional Information Objects under Construction).

Information on individual properties is available on www.psp.info, portfolio (with mid-2003 figures) and on pages 86 to 95 of the Annual Report 2002 (with year-end 2002 figures).

Expiry of lease contracts at 30 June 2003

(in CHF 1 000)	Rental income[1]	Market adjustment option by PSP Swiss Property In % of total	Rental income[1]	Legal termination option by tenant In % of total
Contracts not limited in time, but subject to notice	14 257	9%	13 181	8%
2004	16 613	10%	27 101	17%
2005	17 115	11%	21 833	13%
2006	29 281	18%	29 465	18%
2007	18 014	11%	16 037	10%
2008	14 328	9%	14 568	9%
2009	7 981	5%	6 368	4%
2010	8 021	5%	5 018	3%
2011	5 877	4%	5 863	4%
2012	2 880	2%	2 619	2%
2013+	28 003	17%	20 317	13%
Total	**162 370**	**100%**	**162 370**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 30 June 2003.

Tenant structure at 30 June 2003

(in CHF 1 000)	Rental income[1]	In % of total
Swisscom	26 333	16%
Zurich Financial Services	9 745	6%
UBS	5 762	4%
Migros	4 306	3%
Credit Suisse	4 183	3%
Next five largest tenants	16 123	10%
Other	95 918	59%
Total	**162 370**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 30 June 2003.



Geneva, Rue des Bains 33/35

Additional Information

Shares of PSP Swiss Property Ltd
PSP Swiss Property Group Real Estate Portfolio

Shares of PSP Swiss Property Ltd


180
170
160
150
140
130
120
110
100
90
80
2000
2001
2002
2003

— *PSP Swiss Property*
— *SWX Real Estate Index*
— *SWX Real Estate Funds Index*
— *Swiss Performance Index*

Source: Datastream,
7 March 2000 (IPO, first trading day)
until 12 August 2003

Commitment to shareholders

- Above-average **growth in value** compared with investments in the same sector.
- **Safe investment** – as a result of the high quality of properties and the professionalism of our asset management.
- **Transparency** in the presentation of financial statements.

Dividend policy

Annual dividend payment of between 50% and 75% of the consolidated annual net income excluding gains on real estate investments. (The annual net income excluding gains on real estate investments means the consolidated annual net income before net changes in fair value of our own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.)

A dividend of CHF 6.00 per share was paid out in spring 2003 for the 2002 financial year, corresponding to a payout ratio of 58%.

Dividend yield amounts to 4% with the share price at CHF 149.50 (at the end of 2002) and 3.7% with the share price at CHF 162.00 (as at mid-2003).

Share price

As an investment, PSP Swiss Property shares have successfully demonstrated value resistance over the last six months in a still difficult stock market environment. The price of PSP Swiss Property shares has increased by a remarkable 8.4%, from CHF 149.50 at the end of 2002 to CHF 162.00 by mid-2003. During the same period, the SPI (Swiss Performance Index) rose by 5.9%.

Discount to net asset value (NAV) has fallen from 26.1% to 18.3% compared with the end of 2002, continuing to represent significant upside potential.

The average daily volume for the first half of 2003 was 9 265 shares with a value of CHF 1.4 million (SWX trading volume first half of 2003: CHF 174.5 million), compared with 6 394 shares worth CHF 1.0 million for the previous year as a whole (SWX trading volume year 2002: CHF 242.3 million).

Research and indices

PSP Swiss Property shares are covered by six Swiss and five international banks, representing considerable research coverage.

Since mid-2003, PSP Swiss Property shares have also been included in the "MSCI Small Cap Index Series" and the "GPR (Global Property Research) 15 Real Time Index". Inclusion in such well-known indices underlines the increasing importance of PSP Swiss Property in the international financial community. Inclusion in such indices is primarily based on liquidity and the market capitalisation of individual equities, in addition to country- and industry-related factors. The MSCI indices are adjusted every six months and contain all sectors. The composition of the GPR 15, which includes the 15 most liquid European real estate stocks, is adjusted annually.

Since April 2003, the free float of PSP Swiss Property for the EPRA Index (European Public Real Estate Association) calculation purposes is 100%. As a result, PSP Swiss Property has since featured among the top 20 European public real estate companies on the EPRA Index. The EPRA Index is used as reference by international investors.

Major shareholders as at 30 June 2003

To the knowledge of PSP Swiss Property Ltd, **Zurich Financial Services,** Zurich, holds a total of 1 707 305 registered shares via its subsidiaries "Zurich" Insurance Company, Zurich, and "Zurich" Life Insurance Company, Zurich, corresponding to approximately 22.3% of voting rights, **Converium Ltd,** Zurich, holds 569 000 registered shares (corresponding to approximately 7.4% of all voting rights), the **Civil Service Insurance Fund of the Canton of Zurich – Beamtenversicherungskasse des Kantons Zürich** (represented by the Asset Management Department of the Canton of Zurich), Zurich, holds 455 000 registered shares (corresponding to approximately 5.9% of all voting rights) and **PubliGroupe SA,** Lausanne, holds 387 700 registered shares (corresponding to approximately 5.1% of all voting rights).

Agenda

- Publication of 2003 financial figures
  17 February 2004
- Annual General Meeting 2004
  15 April 2004, Kongresshaus Zurich

Investor Relations

Vasco Cecchini
Phone +41 (0)1 625 57 23
investor.relations@psp.info

www.psp.info

All publications (including this Interim Report 2003) and additional information are available on our website.

Key Figures

	1 January to 31 December 2002	1 January to 30 June 2003
Share price (in CHF)		
High	159.50	165.00
Low	144.50	148.00
End of period	149.50	162.00
SWX Swiss Exchange: symbol PSPN, security number 1042810		
Market capitalisation (in CHF million)		
High	1 220.2	1 262.3
Low	1 105.4	1 132.2
End of period	1 143.7	1 239.3
Number of shares (end of period)		
Issued shares	7 650 000	7 650 000
Own shares	113 125	93 125
Outstanding shares	7 536 875	7 556 875
Weighted average shares	7 558 682	7 538 097

Per share figures (in CHF)[1]	1 January to 30 June 2002	1 January to 30 June 2003
Earnings per share (EPS)[2]	5.45	2.11
EPS excluding gains on real estate investments[2,3]	5.30	6.75
Cash flow from operating activities per share[2]	8.64	8.33
Net asset value per share (NAV)[4]	189.40	198.34
NAV per share before deferred tax[4]	196.88	208.04

[1] Registered shares with a nominal value of CHF 100 each.
[2] Based on weighted average number of shares.
[3] Basis: net income before net changes in fair value of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.
[4] Based on outstanding number of shares.

Share capital of PSP Swiss Property Ltd as at 30 June 2003

Share capital	CHF	765 000 000	divided into	7 650 000	registered shares with a nominal value of CHF 100 each
Authorised share capital	CHF	150 000 000	divided into	1 500 000	registered shares with a nominal value of CHF 100[1] each
Conditional share capital	CHF	50 000 000	divided into	500 000	registered shares with a nominal value of CHF 100 each

[1] Valid until 8 April 2005 in accordance with the resolution adopted by the Annual General Meeting on 8 April 2003.


BRUNO MAGLI
BRUNO MAGLI
Zurich, Bahnhofstrasse 39

PSP Swiss Property Group Real Estate Portfolio
Key Financial Figures by Area

Area	Land area m²	Office in m²	Retail area m²
(at 30 June 2003)			
Zurich	164 203	311 607	22 270
Geneva	16 278	50 837	7 551
Lausanne, Basel and Bern	37 738	74 462	19 739
Other locations	114 806	108 979	14 237
Objects under construction	7 816	11 350	0
Overall total portfolio	**340 841**	**557 235**	**63 797**

Area	Number of properties	Rental income	Operating expenses	Maintenance and renovation	Net rental income	In % of total	Gross potential income[1]	In % of total
(in CHF 1 000, for six months at 30 June)								
Zurich								
2003	56	44 253	3 570	980	39 703	55.9%	1 03 479	56.2%
2002	47	32 711	1 963	792	29 956	49.7%	67 655	46.8%
Geneva								
2003	15	12 726	1 494	455	10 777	15.2%	25 843	14.0%
2002	14	8 609	868	453	7 288	12.1%	17 928	12.4%
Lausanne, Basel and Bern								
2003	19	12 648	1 343	791	10 514	14.8%	25 246	13.7%
2002	21	12 481	1 529	473	10 479	17.4%	25 140	17.4%
Other locations								
2003	31	13 203	2 158	881	10 164	14.3%	29 595	16.1%
2002	36	15 505	2 031	778	12 696	21.0%	33 773	23.4%
Objects under construction								
2003	1	n.a.	75	n.a.	-75	-0.1%	n.a.	n.a.
2002	2	n.a.	121	n.a.	-121	-0.2%	n.a.	n.a.
Overall total portfolio								
2003	**122**	**82 829**	**8 640**	**3 106**	**71 083**	**100.0%**	**184 163**	**100.0%**
2002	**120**	**69 306**	**6 511**	**2 497**	**60 298**	**100.0%**	**144 496**	**100.0%**

[1] Gross potential income corresponds to the achievable annual rent before vacancy at 30 June, based on the existing lease agreements.
[2] Potential market rent corresponds to the market rent as determined by the external property valuer.
[3] Based on the market valuation by the external property valuer.
[4] Open-market value estimated by the external property valuer resp. cost value as per reporting date for objects under construction.

Residential area m²	Other area m²	Total rentable area m²	Parking spaces
4 403	37 860	376 140	4 035
112	1 012	59 512	535
789	12 906	107 896	849
2 097	38 892	164 205	2 202
0	5 540	16 890	194
7 401	**96 210**	**724 643**	**7 815**

Potential market rent[2]	In % of total	Net changes in fair value[3]	Market value properties[4]	In % of total	Implied yield gross[5]	Implied yield net[6]	Vacancy rate (CHF)[7,8]	Vacancy rate (CHF)[2 7]	Vacancy rate (m²)
102 852	55.9%	-32 502	1 597 206	55.6%	5.5%	5.0%	17.2%	61 336	16.3%
68 498	46.3%	- 5 770	1 114 992	47.4%	5.9%	5.4%	1.7%	5 345	2.4%
25 355	13.8%	-4 878	411 027	14.3%	6.1%	5.1%	0.8%	776	1.3%
18 793	12.7%	4 735	290 545	12.4%	6.0%	5.1%	4.7%	2 202	4.8%
25 871	14.1%	-4 013	389 002	13.5%	6.4%	5.3%	1.3%	3 129	2.9%
26 211	17.7%	731	389 873	16.6%	6.4%	5.4%	1.5%	4 528	4.2%
29 940	16.3%	-3 700	396 670	13.8%	6.6%	5.1%	8.6%	16 375	10.0%
34 317	23.2%	1 854	450 858	19.2%	6.9%	5.7%	7.9%	18 486	10.0%
n.a.	n.a.	n.a.	77 940	2.7%	n.a.	n.a.	n.a.	n.a.	n.a.
n.a.	n.a.	n.a.	104 011	4.4%	n.a.	n.a.	n.a.	n.a.	n.a.
184 018	**100.0%**	**-45 093**	**2 871 845**	**100.0%**	**5.9%**	**5.1%**	**11.3%**	**81 616**	**11.3%**
147 819	**100.0%**	**1 550**	**2 350 279**	**100.0%**	**6.2%**	**5.4%**	**3.5%**	**30 561**	**5.1%**

[5] Annualised rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties.
[6] Annualised net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties.
[7] As per reporting date.
[8] In % of gross potential income.

PSP Swiss Property Group Real Estate Portfolio Changes in the First Half of 2003

Sales[1]

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces	Beginning of benefit period	End of benefit period	Seller[2]
Basel, Hirschgässlein 42	244	379	0	369	14	762	2	31.12.2000	31.5.2003	R
Bern, Bolligenstr. 52/54	135	183	13	0	23	219	6	1.10.1999	31.5.2003	R
Rorschach, Signalstr. 15	691	743	277	0	160	1 180	3	1.10.1999	31.5.2003	R

[1] m² data and parking spaces as per 31 December 2002.
[2] R = PSP Real Estate Ltd.

No properties were acquired during the first half of 2003.

Additional Information Objects under Construction

Location, address	Additional information	
Petit-Lancy, Av. des Morgines 8-10	Project description:	Office property. Investment sum CHF 96.0 million.
	State of project:	Building structure of the upper floors under construction. Leasing level (area) 100%.
	Completion:	Spring 2004.



Zurich, Förrlibuckstrasse 10

Customer Care
Efficient, Competent and Local

Regional branch network
Our regional presence keeps us in close touch with local market trends. The well-developed network of offices allows an efficient management of all properties.

Management of PSP Swiss Property

Fritz Jörg
Chief Executive Officer

Luciano Gabriel
Chief Financial Officer

Peter Abplanalp
Chief Operating Officer

Hans Peter Egloff
Head Real Estate Services

Company addresses

PSP Real Estate Ltd
Feldeggstrasse 5
PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25

PSP West V AG, PSP West A AG
PSP West S AG, PSP West I AG
Feldeggstrasse 5
PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25

PSP Management Ltd
Feldeggstrasse 5
PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 58

Branch offices of PSP Management Ltd

Aarau
Branch manager:
Thomas Bracher
PSP Management Ltd
Rain 53, PO Box
CH-5001 Aarau
Phone +41 (0)62 837 76 76
Fax +41 (0)62 837 76 77

Basel
Branch manager:
Andreas Trächslin
PSP Management Ltd
Webergasse 34, PO Box
CH-4005 Basel
Phone +41 (0)61 686 40 40
Fax +41 (0)61 686 40 41

Rheinfelden office
PSP Management Ltd
Augarten Zentrum, PO Box
CH-4310 Rheinfelden 2
Phone +41 (0)61 836 90 60
Fax +41 (0)61 836 90 66

Bern
Branch manager:
Olivier Moser
PSP Management Ltd
Eigerstrasse 60, PO Box
CH-3000 Bern 23
Phone +41 (0)31 378 60 60
Fax +41 (0)31 378 60 61

Geneva
Manager for French-speaking Switzerland:
Roland Zbinden
PSP Management Ltd
Rue des Caroubiers 23, PO Box 1232
CH-1227 Carouge
Phone +41 (0)22 827 02 02
Fax +41 (0)22 827 02 01

Lausanne
Branch manager:
Jean-Jacques Morard
PSP Management Ltd
Avenue de Cour 135, PO Box 128
CH-1000 Lausanne
Telephone +41 (0)21 613 70 70
Fax +41 (0)21 613 70 75

Zurich 1
Branch manager:
René Lüscher
PSP Management Ltd
Feldeggstrasse 5, PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 50 84

Zurich 2
Branch manager:
Markus Hux
PSP Management Ltd
Feldeggstrasse 5, PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 50 63

St. Gallen office
PSP Management Ltd
Rorschacherstrasse 304, PO Box
CH-9016 St. Gallen
Phone +41 (0)71 288 94 94
Fax +41 (0)71 288 93 94

Investor Relations
Vasco Cecchini
Phone +41 (0)1 625 57 23
investor.relations@psp.info

Agenda
Publication of 2003 financial figures
17 February 2004

Annual General Meeting 2004
15 April 2004, Kongresshaus Zurich

Stock Exchange, Trade Symbols
SWX Swiss Exchange: symbol PSPN, security number 1042810
Reuters: PSPZn.S
Bloomberg: PSPN SW

Tax Representation in Germany
Repräsentantengesellschaft
für Auslandfonds mbH
Ganghoferstrasse 33
DE-80339 Munich

Imprint

Concept, layout: Glutz AG, Basel
Photos: Christoph Kern, Basel
Printing: Druckerei Kyburz AG, Dielsdorf

August 2003

PSP Swiss Property AG
Halbjahresbericht 2003



Vallisellen, Businesspark SWING, Richtistrasse 3-7

psp
Swiss Property

Inhalt

Grafiken/Tabellen:
Aufgrund von Rundungen der %-Werte kann die Summe der aufgelisteten Einzelpositionen grösser/kleiner als 100% sein.

Original in Deutsch.
Eine englische Übersetzung ist erhältlich.

Kennzahlen

PSP Swiss Property Group	1. Januar bis 30. Juni 2002	1. Januar bis 30. Juni 2003
Finanzielle Kennzahlen (in CHF 1 000)		
Liegenschaftsertrag	69 306	82 829
Bewertungsdifferenzen der Liegenschaften	1 550	-45 093
Dienstleistungsertrag	15 860	14 795
EBITDA ohne Liegenschaftsgewinne	64 414	78 434
Reingewinn	41 278	15 929
Reingewinn ohne Liegenschaftsgewinne[1]	40 142	50 847
Geldfluss aus Betriebstätigkeit	65 432	62 819
Bilanzsumme	2 462 934	2 963 165
Liegenschaftswert	2 350 279	2 871 845
Eigenkapital	1 430 917	1 498 860
Eigenkapital in % der Bilanzsumme	58.1%	50.6%
Eigenkapital-Rendite[2]	5.7%	1.1%
Betriebliche Kennzahlen		
Anzahl Immobilien	120	122
Brutto-Rendite	6.2%	5.9%
Netto-Rendite	5.4%	5.1%
Leerstandsquote (CHF)	3.5%	11.3%
Personalbestand	183	182
Kennzahlen pro Aktie (in CHF)		
Gewinn pro Aktie (EPS)[3]	5.45	2.11
Gewinn pro Aktie ohne Liegenschaftsgewinne[1,3]	5.30	6.75
Geldfluss aus Betriebstätigkeit pro Aktie[3]	8.64	8.33
Eigenkapital pro Aktie (NAV)[4]	189.40	198.34
Eigenkapital pro Aktie vor latenten Steuern[4]	196.88	208.04
Aktienkurs (Höchst/Tiefst)	159.50/146.00	165.00/148.00
Aktienkurs Periodenende	152.00	162.00

[1] Reingewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne den realisierten Erfolg aus Liegenschaftsverkäufen sowie ohne den damit verbundenen Steueraufwand.
[2] Annualisierter Reingewinn im Verhältnis zum gewichteten Eigenkapital.
[3] Bezogen auf durchschnittlich gewichtete Anzahl Aktien.
[4] Bezogen auf ausstehende Anzahl Aktien.

Portfoliowert
in CHF Mio.


3 000
2 500
2 000
1 500
1 000
500
0
1 081
1 500
2 264
2 895
2 872
1999
2000
2001
2002
6/2003

Eigenkapital
in CHF Mio.


748
999
1 441
1 525
1 499
1999
2000
2001
2002
6/2003

— Eigenkapital pro Aktie
— Aktienkurs


in CHF
220.00
200.00
180.00
160.00
140.00
120.00
100.00
149.61
170.87
188.96
202.34
198.34
156.00
152.00
149.50
162.00
1999
2000
2001
2002
6/2003

Portfoliowert nach Regionen Juni 2003


Übrige Standorte 14%
CHF 397 Mio.
Bauobjekte 3%
CHF 78 Mio.
Zürich 56%
CHF 1 597 Mio.
Genf 14%
CHF 411 Mio.
Lausanne, Basel, Bern 14%
CHF 389 Mio.

Profil

PSP Swiss Property – das führende Schweizer Immobilienunternehmen

- **Die Gesellschaft und ihre Ausrichtung:** Langfristig orientiertes, dynamisches Management und qualitativ hoch stehendes kommerzielles Liegenschaftsportfolio. Grundlage des Erfolgs ist die laufende Überprüfung der Portfoliozusammensetzung unter Berücksichtigung der zu erwartenden Marktentwicklung. Die Gesellschaft strebt überdurchschnittliche Ertrags- und Wertsteigerungen an. Die PSP Swiss Property investiert ausschliesslich in der Schweiz.

- **Geschäftssegment Immobilienanlagen:** Als führendes Schweizer Immobilienunternehmen besitzen wir 122 Büro- und Geschäftshäuser im Wert von CHF 2.9 Mrd. an ausgezeichneten Lagen in den Schweizer Wirtschaftszentren, vorab Zürich und Genf. Um ein nachhaltiges, stabiles Wachstum zu erzielen, setzen wir auf ein professionelles, aktives Immobilien-Asset-Management.

- **Geschäftssegment Immobiliendienstleistungen:** Nebst den eigenen Liegenschaften bewirtschaftet PSP Swiss Property auch Immobilien von anspruchsvollen institutionellen Kunden. Durch die regionale Präsenz verfügen wir über ausgewiesene Kenntnisse der lokalen Immobilienmärkte. Der Gesamtwert der bewirtschafteten Portfolios beträgt rund CHF 12 Mrd.

Wachstumsstrategie mit klarem Fokus und ehrgeizigen Zielen

- Es wird ein weiterer Ausbau des Immobilienportfolios angestrebt, wobei mittelfristig ein Gesamtbestand von CHF 5 Mrd. erreicht werden soll. Im Vordergrund stehen die Steigerung des inneren Werts der Aktie und eine vermehrte Beachtung durch internationale Investoren.

- Das angestrebte Wachstum mit einem erstklassigen Immobilienportfolio muss im Einklang mit Mehrwerten für den Aktionär stehen. Dies bedingt meistens, dass die Anschaffungen der gewünschten Liegenschaften über Portfolioakquisitionen erfolgen oder dass man Objekte mit nicht ausgeschöpftem Potenzial kauft.

- Die Eigenkapitalrendite (ROE) soll im Fünfjahresdurchschnitt 7% übersteigen.


BONGENIE
club

Genf, Rue du Marché 40

Berichte



Bericht des Verwaltungsrats
Solide operative Leistung

Geschäftsverlauf
Die Wertsteigerungsstrategie der PSP Swiss Property hat zwei Komponenten, nämlich Liegenschaftskäufe und -verkäufe sowie Massnahmen zur Ausschöpfung des Potenzials der bestehenden Objekte. Im vergangenen Halbjahr hat sich die Gesellschaft hauptsächlich auf die zweite Aufgabe konzentriert. Nach den namhaften Akquisitionen der letzten beiden Jahre sind die einzelnen Liegenschaftsstrategien erneut überprüft worden.

Damit werden die Grundlagen für die mittel- und langfristige Optimierung des Portfoliowerts laufend verbessert und den sich verändernden wirtschaftlichen Rahmenbedingungen angepasst.

Bei einem wirtschaftlich weiterhin schwierigen Umfeld kann die PSP Swiss Property für das erste Halbjahr 2003 wiederum eine erfreuliche operative Leistung ausweisen.

Der Reingewinn ohne Liegenschaftsgewinne (d. h. ohne Bewertungsdifferenzen der eigenen Immobilien und derjenigen assoziierter Unternehmen, ohne den realisierten Erfolg aus Liegenschaftsverkäufen sowie ohne den damit verbundenen Steueraufwand) konnte gegenüber der Vorjahresperiode von CHF 40.1 Mio. um CHF 10.7 Mio. oder 26.7% auf CHF 50.8 Mio. gesteigert werden. Der EBITDA ohne Liegenschaftsgewinne wurde von CHF 64.4 Mio. um CHF 14.0 Mio. oder 21.8% auf CHF 78.4 Mio. erhöht. Die EBITDA-Marge ohne Liegenschaftsgewinne erreichte ein stattliches Niveau von 75.7% (erstes Halbjahr 2002 73.9%).

In der Berichtsperiode ist der Liegenschaftsertrag gegenüber der Vergleichsperiode im Vorjahr von CHF 69.3 Mio. um beachtliche CHF 13.5 Mio. oder 19.5% auf CHF 82.8 Mio. angestiegen. Diese Zunahme ist die Folge des Portfolioausbaus im Jahr 2002.

Die externe halbjährliche Portfoliobewertung weist eine Reduktion des Marktwerts der Immobilien um CHF 45.1 Mio. auf: Werteinbussen von CHF 28.9 Mio. haben sich aufgrund der generellen Beurteilung der Marktlage für Geschäftsliegenschaften ergeben. Gegenüber der Bewertung Ende 2002 werden tiefere Marktmieten sowie auf Null reduzierte Mietzinswachstumsraten angenommen. CHF 12.2 Mio. Wertabnahme sind auf Bewirtschaftungsfaktoren wie Nutzerinformationen und Auslagen durch den Eigentümer zurückzuführen. Diese Abnahme ergibt sich hauptsächlich aus höher veranschlagten Instandstellungsinvestitionen und Renovationen (Capex). Die erstmalige Marktbewertung des im Frühjahr 2003 fertig erstellten, noch unvermieteten Neubaus SWING 2/5 führte zu einer Werteinbusse von CHF 4.0 Mio.

Der durchschnittlich gewichtete Diskontierungssatz ist mit 5.55% praktisch auf demselben Niveau wie bei der Bewertung Ende 2002 belassen worden (5.54%).

Der Erfolg aus der WTF-Beteiligung beträgt CHF 5.8 Mio., was dem anteilsmässigen (20%) WTF-Periodengewinn entspricht (erstes Halbjahr 2002 CHF 1.9 Mio.). Bei der WTF wird keine Zwischenbewertung per Mitte Jahr durchgeführt, weshalb dieser Erfolg keine Wertveränderung der Liegenschaften beinhaltet.

Der ausgewiesene Wert der WTF-Beteiligung ist aufgrund einer Sonderdividende von CHF 58.2 Mio. Ende 2002 auf CHF 38.5 Mio. Mitte 2003

reduziert worden. WTF hat im Juni 2003 ihre gesamte Fremdkapitalfinanzierung durch eine CHF 1 055 Mio. Commercial-Mortgage-Backed-Kapitalmarkttransaktion (CMBS) refinanziert. Dabei wurden auch die noch ausstehenden Aktionärsdarlehen (Lehman Brothers Real Estate Partners und PSP Swiss Property AG) vollumfänglich zurückbezahlt. Der Nettoüberschuss wurde für die Auszahlung der Sonderdividende verwendet, dabei wurden PSP Swiss Property AG CHF 25.5 Mio. ausgeschüttet (nicht erfolgswirksam).

Der Dienstleistungsertrag ist von CHF 15.9 Mio. auf CHF 14.8 Mio. (-6.7%) gesunken. Die moderate Abnahme ist die Folge von tieferen Honoraren aus den Baudienstleistungen und geringeren Handelsaktivitäten. PSP Swiss Property hat bekanntlich im Jahr 2002 den strategischen Entscheid getroffen, den Bereich Baudienstleistungen ausschliesslich auf eine Bautreuhandaktivität zu redimensionieren.

Unter Berücksichtigung der tieferen Bewertung der Liegenschaften ist der konsolidierte Betriebsertrag gegenüber der Vorjahresperiode von CHF 88.7 Mio. auf CHF 58.2 Mio. (-34.4%) gesunken.

Der konsolidierte Betriebsaufwand hat sich von CHF 23.1 Mio. auf CHF 25.7 Mio. (+10.9%) erhöht. Der Anstieg beruht vor allem auf erhöhtem Liegenschaftsaufwand, bestehend aus Betriebsaufwand sowie Unterhalts- und Renovationsaufwand, von CHF 8.1 Mio. (erstes Halbjahr 2002 CHF 6.1 Mio.). Ferner ist der Betriebs- und Verwaltungsaufwand aufgrund des erweiterten Portfolios von CHF 4.5 Mio. auf CHF 5.2 Mio. (+16.6%) angestiegen.

Veränderte Erträge und Aufwendungen zusammen mit der eingetretenen Portfolioabwertung ergaben einen von CHF 65.5 Mio. auf CHF 32.5 Mio. (-50.4%) geschmälerten Betriebserfolg vor Finanzierungsaufwand.

Durch das erhöhte Fremdkapital ist der Finanzierungsaufwand gegenüber dem ersten Halbjahr 2002 von CHF 15.6 Mio. auf CHF 17.6 Mio. (+12.7%) angestiegen. Vor allem bedingt durch die erwähnte Portfolioabwertung beziehungsweise die dadurch erfolgte Anpassung der latenten Steuerverpflichtungen ergab sich in der Berichtsperiode ein Steuerertrag von CHF 1.0 Mio. (erstes Halbjahr 2002 CHF 8.6 Mio. Steueraufwand).

Der Reingewinn beträgt für das erste Halbjahr 2003 CHF 15.9 Mio., verglichen mit CHF 41.3 Mio. im ersten Halbjahr 2002. Dies ergibt einen Gewinn pro Aktie von CHF 2.11 (erstes Halbjahr 2002 CHF 5.45).

um 2.0% von CHF 202.34 auf CHF 198.34 Mitte 2003 reduziert.

Seit Ende 2002 hat sich der Kurs der PSP-Swiss-Property-Aktie um 8.4% auf CHF 162.00 erhöht. Verglichen mit dem inneren Wert der Aktie stellt der Börsenkurs Ende Juni einen Discount gegenüber dem inneren Wert der Aktie von 18.3% dar (Ende 2002 26.1%). Somit besteht weiterhin ein bedeutendes Kurssteigerungspotenzial.

Die Generalversammlung vom 8. April 2003 hat die Aufstockung des genehmigten Aktienkapitals der Gesellschaft von CHF 76 668 000 um CHF 73 332 000 auf CHF 150 000 000 beschlossen. Gleichzeitig hat sie die Ausgabefrist aller 1 500 000 Namenaktien des genehmigten Aktienkapitals bis zum 8. April 2005 verlängert. Neu in den Verwaltungsrat gewählt wurde Herr Dr. Leonhard Fopp.

Die operativ aber wichtigere Kennzahl, nämlich der Gewinn pro Aktie ohne Liegenschaftsgewinne, konnte um beachtliche 27.2% von CHF 5.30 auf CHF 6.75 erhöht werden.

Dieser Wert beziehungsweise der konsolidierte Jahresgewinn ohne Liegenschaftsgewinne stellt die Basis für die Bestimmung der auszuschüttenden Dividende dar.

Bedingt durch den reduzierten Gesamterfolg und die im Frühjahr 2003 ausgeschüttete Dividende von CHF 45.2 Mio. hat sich der innere Wert der Aktie gegenüber Ende 2002

Wieder gewählt wurden die drei bisherigen Verwaltungsratsmitglieder sowie PricewaterhouseCoopers AG, Zürich, als Revisionsstelle und Konzernprüfer.

Nähere Angaben zur Corporate Governance finden Sie im Geschäftsbericht 2002 und unter www.psp.info. Ebenso im Internet einsehbar sind die Statuten der PSP Swiss Property AG in der Fassung vom 8. April 2003.

Immobilienportfolio
Vier Gründe liessen uns die Akquisitionstätigkeit im ersten Halbjahr 2003 in den Hintergrund schieben: unsere namhaften Akquisitionen im Vorjahr, die aktuelle Finanzierungsstruktur der Gruppe (Mitte 2003 beinahe 50% Fremdmittelfinanzierung, was der selbst gesetzten maximalen Fremdfinanzierungsquote entspricht), die generelle Marktlage für Eigenmittelbeschaffung und nicht zuletzt der Mangel an attraktiven Kaufgelegenheiten. Im Rahmen des aktiven Portfoliomanagements haben wir andere Aspekte betont:

a) die umfassende Beurteilung aller Liegenschaften im erweiterten Portfolio,

b) den Verkauf der nicht-strategischen Objekte und

c) die laufende Überprüfung strategischer Optionen.

Das Ende 2002 mit der Akquisition der Verral-Gruppe übernommene Portfolio (acht Büroliegenschaften und ein Parkhaus) halten wir weiterhin in der separaten Rechtseinheit der PSP West V AG beziehungsweise ihrer Tochtergesellschaften. Das Ziel ist nach wie vor, diese Gesellschaften in einigen Jahren mit PSP Real Estate AG, welche unsere übrigen Immobilien hält, zusammenzuführen. Dieser Schritt wird aus steuerlichen Gründen und zur Erleichterung einer diversifizierten Fremdfinanzierung mit ungesicherten (PSP Real Estate AG) und gesicherten (PSP West V AG) Verbindlichkeiten später vollzogen.

Im Frühjahr 2003 wurden die beiden noch unvermieteten Bauobjekte SWING 2 und SWING 5 in Wallisellen (Zürich Nord) planmässig fertig erstellt. In der Berichtsperiode wurden drei kleinere Objekte in Basel, Bern und Rorschach für insgesamt CHF 6.7 Mio. verkauft. Die realisierten Verkaufspreise lagen 0.2% über den von CB Richard Ellis Ende 2002 geschätzten Immobilienwerten.

Mitte 2003 umfasst unser Qualitätsportfolio 122 Geschäftsimmobilien, wovon ein bereits heute voll vermietetes Bauobjekt in Genf (Fertigstellung Frühjahr 2004). Nach der Reduktion des Marktwerts um CHF 45.1 Mio. beläuft sich der Portfoliowert auf CHF 2 871.8 Mio. Der Leerstand des gesamten Portfolios beträgt Mitte 2003 11.3%, verglichen mit 5.6% Ende 2002. Erklärungen zur erhöhten Leerstandsquote finden sich im Abschnitt über das Segment Immobilienanlagen auf der Seite 16.

Das Marktumfeld für Immobilien von PSP Swiss Property
Aufgrund der seit Ende 2002 unverändert stagnierenden Wirtschaft bleibt auch die Nachfrage nach Geschäftsflächen schwach. Mietinteressenten beschränken sich in der Regel auf die Topstandorte in den Zentren Zürich und Genf. Der Angebotsüberhang aus Neubauten und aus leer stehenden Restrukturierungsflächen setzt die Vermietungspreise vor allem in Stadtrandgebieten und an peripheren Lagen unter Druck. Trotz schwierigem Marktumfeld liessen sich einige beachtliche Vermietungserfolge erzielen, wie im Berichtsteil über das Segment Immobilienanlagen auf der Seite 16 dargelegt wird.

Gemäss aktuellen Wirtschaftsprognosen erwarten wir in unseren Zielregionen frühestens ab Ende 2004 eine Erholung des Vermietungsmarkts.

Ausblick 2003

Trotz der anhaltenden wirtschaftlichen Flaute erwarten wir auf konsolidierter Basis für das ganze Jahr 2003 – wie bereits im Frühjahr 2003 prognostiziert – einen EBITDA ohne Liegenschaftsgewinne und ohne Beteiligungserfolg von rund CHF 140 Mio.





Die Entwicklung dieses Ergebnisses ist nur wenig den kurzfristigen Marktschwankungen ausgesetzt.

Die im Geschäftsbericht 2002 prognostizierte durchschnittliche Leerstandsquote von 8% für das eigene Immobilienportfolio im Jahr 2003 wird voraussichtlich eingehalten werden können.

Gegenwärtig sind 15 Immobilien im Wert von rund CHF 185 Mio. für den Verkauf bestimmt.

18. August 2003

Dr. Günther Gose
Präsident
des Verwaltungsrats

Fritz Jörg
Delegierter des Verwaltungsrats
und Chief Executive Officer



Zürich, Binzring 15/17

Segment Immobilienanlagen

Geschäftsverlauf
Der Reingewinn ohne Liegenschaftsgewinne (d. h. ohne Bewertungsdifferenzen der eigenen Immobilien und derjenigen assoziierter Unternehmen, ohne den realisierten Erfolg aus Liegenschaftsverkäufen sowie ohne den damit verbundenen Steueraufwand) konnte gegenüber der Vorjahresperiode von CHF 36.6 Mio. um CHF 10.3 Mio. oder 28.1% auf CHF 46.9 Mio. gesteigert werden. Der EBITDA ohne Liegenschaftsgewinne wurde von CHF 59.8 Mio. um CHF 13.4 Mio. auf CHF 73.2 Mio. (+22.4%) erhöht. Die EBITDA-Marge ohne Liegenschaftsgewinne von 82.4% ist weiterhin ausgezeichnet (83.9% im ersten Halbjahr 2002).

Die externe halbjährliche Portfoliobewertung weist eine Reduktion des Marktwerts der Immobilien um CHF 45.1 Mio. auf: Werteinbussen von CHF 28.9 Mio. haben sich aufgrund der generellen Beurteilung der Marktlage für Geschäftsliegenschaften ergeben. Gegenüber der Bewertung Ende 2002 werden tiefere Marktmieten sowie auf Null reduzierte Mietzinswachstumsraten angenommen. CHF 12.2 Mio. Wertabnahme sind auf Bewirtschaftungsfaktoren wie Nutzerinformationen und Auslagen durch den Eigentümer zurückzuführen. Diese Abnahme ergibt sich hauptsächlich aus höher veranschlagten Instandstellungsinvestitionen und Renovationen (Capex). Die erstmalige Marktbewertung des im Frühjahr 2003 fertig erstellten, noch unvermieteten Neubaus SWING 2/5 führte zu einer Werteinbusse von CHF 4.0 Mio.

Der durchschnittlich gewichtete Diskontierungssatz ist mit 5.55% praktisch auf demselben Niveau wie bei der Bewertung Ende 2002 belassen worden (5.54%).

Der Verkauf von drei kleineren Immobilien für insgesamt CHF 6.7 Mio. brachte einen Nettoverlust, d. h. nach Abzug der Verkaufsaufwendungen, von CHF 0.2 Mio.

Der Liegenschaftsertrag ist gegenüber der Vergleichsperiode im Vorjahr um beachtliche CHF 13.5 Mio. oder 19.5% auf CHF 82.8 Mio. angestiegen. Diese Zunahme ist die Folge des Portfolioausbaus im Jahr 2002.

Der Erfolg aus der WTF-Beteiligung beträgt CHF 5.8 Mio., was dem anteilsmässigen (20%) WTF-Periodengewinn entspricht (erstes Halbjahr 2002 CHF 1.9 Mio.). Bei der WTF wird keine Zwischenbewertung per Mitte Jahr durchgeführt, weshalb dieser Erfolg keine Wertveränderung der Liegenschaften beinhaltet.

Durch die erwähnten Einflüsse hat sich der Betriebsertrag gegenüber der Vorjahresperiode von CHF 72.8 Mio. um CHF 29.5 Mio. auf CHF 43.3 Mio. (-40.5%) reduziert.

Der Betriebsaufwand ist von CHF 11.5 Mio. auf CHF 15.6 Mio. (+35.8%) angestiegen. Dabei beträgt der direkte Liegenschaftsaufwand, d. h. Betriebs-, Unterhalts- und Renovationsaufwand der Liegenschaften, CHF 11.7 Mio. (erstes Halbjahr 2002 CHF 9.0 Mio.). Verglichen mit der Vorjahresperiode, hat das grössere Immobilienportfolio den Betriebsaufwand Liegenschaften von CHF 6.5 Mio. auf CHF 8.6 Mio. (+32.7%) und den Aufwand für Unterhalt und Renovationen von CHF 2.5 Mio. auf CHF 3.1 Mio. (+24.4%) ansteigen lassen. Der direkte Liegenschaftsaufwand im Verhältnis zum Liegenschaftsertrag beträgt für das erste Halbjahr 2003 14.2% (erstes Halbjahr 2002 sowie ganzes Jahr 2002: 13.0%). Der allgemeine Aufwand ist mit CHF 3.9 Mio. gegenüber CHF 2.5 Mio. der Vorjahresperiode um 55.5% höher ausgefallen: Während der Personalaufwand, vor allem bedingt durch die tiefere erfolgsabhängige Komponente, von CHF 1.4 Mio. auf CHF 0.9 Mio. (-35.5%) gesunken ist, ist der Betriebs- und Verwaltungsaufwand von CHF 1.1 Mio. um CHF 1.9 Mio. auf CHF 3.0 Mio. angestiegen.

Veränderte Erträge und Aufwendungen, zusammen mit der eingetretenen Portfolioabwertung, ergaben einen von CHF 61.3 Mio. auf CHF 27.7 Mio. (-54.8%) geschmälerten Betriebserfolg vor Finanzierungsaufwand.

Durch das erhöhte Fremdkapital ist der Finanzierungsaufwand gegenüber dem ersten Halbjahr 2002 von CHF 16.0 Mio. auf CHF 18.0 Mio. (+12.5%) angestiegen. Vor allem bedingt durch die erwähnte Portfolioabwertung beziehungsweise die dadurch erfolgte Anpassung der latenten Steuerverpflichtungen ist in der Berichtsperiode ein Steuerertrag von CHF 2.2 Mio. eingetreten (erstes Halbjahr 2002 CHF 7.6 Mio. Steueraufwand).

Gegenüber der Vorjahresperiode hat sich der Reingewinn von CHF 37.7 Mio. auf CHF 11.9 Mio. reduziert.

Das Marktumfeld für Immobilien von PSP Swiss Property

Allgemeine Lage

Aufgrund der seit Ende 2002 unverändert stagnierenden Wirtschaft bleibt auch die Nachfrage nach Geschäftsflächen schwach. Mietinteressenten beschränken sich in der Regel auf die Topstandorte in den Zentren Zürich und Genf. Der Angebotsüberhang aus Neubauten und aus leer stehenden Restrukturierungsflächen setzt die Vermietungspreise vor allem in Stadtrandgebieten und an peripheren Lagen unter Druck.

Gemäss aktuellen Wirtschaftsprognosen erwarten wir in unseren Zielregionen frühestens ab Ende 2004 eine Erholung des Vermietungsmarkts.

Region Zürich
Während sich in der Region Zürich Nord praktisch kein Bedarf nach zusätzlichen Geschäftsräumen zeigt, besteht in den Regionen Zürich West und Zürich CBD (Central Business District) nach wie vor eine moderate Nachfrage.

Die Liegenschaftspreise für erstklassige Objekte folgten einer entgegengesetzten Entwicklung. Leicht steigende Preise wurden hauptsächlich ausgelöst durch die starke Nachfrage seitens institutioneller Investoren nach sicheren Anlagen mit stabilen Erträgen. Leicht tiefere Renditen werden dabei in Kauf genommen.

Region Genf
Der Markt in den Zentrumslagen weist stabile Vermietungspreise und tiefe Leerstandsquoten auf. Der Konsolidierungsprozess bei den Privatbanken könnte das Angebot aber auch an diesen Lagen erhöhen. In den Aussenquartieren hat sich der leichte Rückgang der Nachfrage seit Mitte 2002 fortgesetzt.

Regionen Lausanne, Basel und Bern
Angebote und Mietpreise an den zentralen Lagen stagnieren weiterhin. An den übrigen Lagen nimmt der Druck aus fertig gestellten Neuflächen und aus zusätzlich frei gewordenen Flächen nach Restrukturierungen zu.

Übrige Standorte
Der Angebotsüberhang in den peripheren Lagen wirkt sich auf die Vermietungspreise weiterhin abschwächend aus. Für das laufende und das kommende Jahr sind kaum wesentliche Änderungen zu erwarten.

Nettosollmiete nach Regionen



Übrige Standorte 16%
Zürich 56%
Genf 14%
Lausanne, Basel und Bern 14%

Nettosollmiete nach Nutzungsart



Parking 8%
Übrige 6%
Büro 73%
Verkauf 13%

Immobilienportfolio

Leerstand und Vermietungssituation
Die Leerstandsquote im Verhältnis zur jährlichen Nettosollmiete beträgt Mitte 2003 erwartungsgemäss 11.3% (dies entspricht einer entgangenen jährlichen Nettosollmiete von CHF 20.8 Mio.). Gegenüber dem Wert von 5.6% Ende 2002 (entgangene jährliche Nettosollmiete von CHF 9.9 Mio.) stellt dies eine bedeutende Erhöhung dar. Eine umfassende Analyse der Leerstandssituation und -entwicklung ist für die Beurteilung der Risiken und Chancen für PSP Swiss Property von zentraler Bedeutung.

Für die erhöhte Leerstandsquote von 11.3% waren folgende Aspekte ausschlaggebend:

a) Die im Frühjahr 2003 planmässig fertig erstellten Neubauten SWING 2 und SWING 5 (jährliche Nettosollmiete CHF 6.6 Mio.) in Wallisellen (Zürich Nord) sind noch unvermietet. SWING 2/5 wurde Mitte 2003 erstmals nach International Financial Reporting Standards (IFRS) im Anlageportfolio geführt (zuvor unter Bauobjekte ausgewiesen). SWING 2/5 trägt mit 3.6%-Punkten zur Gesamtleerstandsquote per 30. Juni 2003 bei.

b) Bei der Liegenschaft Bernerstrasse Süd 167/169 in Zürich (jährliche Nettosollmiete von CHF 3.0 Mio.) konnte der Ende März 2003 ausgelaufene Mietvertrag nicht erneuert werden. Diese Liegenschaft trägt mit 1.6%-Punkten zur Gesamtleerstandsquote per 30. Juni 2003 bei und steht gegenwärtig leer.

Bei Ausklammerung der Liegenschaften SWING 2/5 und Bernerstrasse Süd verbleibt eine Leerstandsquote von 6.1%.

Vom 11.3%-Leerstand Mitte 2003 (beziehungsweise CHF 20.8 Mio.) sind bereits CHF 2.6 Mio. auf Termine ab 1. Juli 2003 bis 1. Januar 2004 vermietet worden. Würde man diese Vermietungen bei der Portfolioauswertung per 30. Juni 2003 berücksichtigen, würde sich der Leerstand auf 9.9% reduzieren (beziehungsweise auf 4.7% ohne SWING 2/5 und Bernerstrasse Süd).

Die wichtigsten Vermietungserfolge betreffen die Vermietung des im Frühjahr 2003 fertig renovierten Bürohauses an der Förrlibuckstrasse 10 und des Ende 2002 erworbenen Neubaus an der Förrlibuckstrasse 181 in Zürich West. Beim Objekt Förrlibuckstrasse 10 (jährliche Nettosollmiete CHF 2.5 Mio.) konnten wertmässig 53% per 1. Juli 2003 beziehungsweise 1. Oktober 2003 vermietet werden. Beim Objekt Förrlibuckstrasse 181 (jährliche Nettosollmiete CHF 1.1 Mio.) konnten wertmässig 59% per 1. Januar 2004 vermietet werden.

Ende 2002 betrugen die im Jahr 2003 auslaufenden Mietverhältnisse mit fester Laufzeit 13% (CHF 21.4 Mio. Jahresnettomiete) des annualisierten Mietertrags. Von diesem Volumen konnten während der Berichtsperiode 66% erfolgreich erneuert beziehungsweise verlängert werden. Dabei wurden bei den Ende 2002 bestehenden vergleichbaren Mietverträgen insgesamt 7.9% höhere Jahresnettomieten (CHF 0.5 Mio.) erzielt. 33% der in 2003 auslaufenden Mietverträge sind in den Leerstand übergegangen, und 1% betrifft die in der Berichtsperiode verkauften Objekte oder sonstige Vertragsanpassungen.

Beim Ende 2002 übernommenen Portfolio (Ex-Verral) mit einem anfänglichen Leerstand von 11.5% hat der Leerstand per Mitte 2003 auf 15.7% zugenommen (13.4% bei Vorwegnahme der Vermietung an der Förrlibuckstrasse 181 per 1. Januar 2004). Grund für die erhöhte Leerstandsquote sind drei Vertragsauflösungen mit insgesamt CHF 0.7 Mio. Jahresnettomiete.

Die Bewirtschaftung der Leerstände ist für PSP Swiss Property einer der wichtigsten Wertetreiber. Wir sind überzeugt, dass wir im Einklang mit der Entwicklung unserer Zielmärkte, insbesondere Zürich, mittelfristig die Leerstandsquote substanziell reduzieren werden.

Asset Management und Handel
In der Berichtsperiode hat sich das Asset Management auf die Optimierung des im Vorjahr stark gewachsenen Portfolios konzentriert. Alle Liegenschaften sind erneut auf die Ausschöpfung ihres Potenzials und die Verfeinerung der allfälligen Verkaufsstrategie kritisch überprüft worden. In einzelnen Fällen wurden detaillierte Umnutzungsstudien zur Steigerung des zukünftigen Ertrags vorgenommen.

Im Bewirtschaftungsprozess wurde das intern entwickelte Bewertungs- und Asset-Management-Modell eingeführt. Damit verfügen wir über ein Führungsinstrument, das alle Ebenen auf konsistente Art und mit der gleichen Datenbasis verbindet.

Leerstandsquoten (CHF) nach Regionen


25%
20%
15%
10%
5%
0%
Juni 2003
Dezember 2002
Juni 2002
Dezember 2001
Juni 2001
Dezember 2000
Zürich
Genf
Lausanne, Basel und Bern
Übrige Standorte
Gesamt

Nettomiete nach Mieterart


Dienstleistungen 11%
Öffentliche Hand 6%
Übrige 15%
Finanzdienstleistungen 22%
Telekommunikation 19%
Verkauf 15%
Technologie 12%

Das Ende 2002 mit der Akquisition der Verral-Gruppe übernommene Portfolio (acht Büroliegenschaften und ein Parkhaus) halten wir weiterhin in der separaten Rechtseinheit der PSP West V AG beziehungsweise ihrer Tochtergesellschaften. Das Ziel ist nach wie vor, diese Gesellschaften in einigen Jahren mit PSP Real Estate AG, welche unsere übrigen Immobilien hält, zusammenzuführen. Dieser Schritt wird aus steuerlichen Gründen und zur Erleichterung einer diversifizierten Fremdfinanzierung mit ungesicherten (PSP Real Estate AG) und gesicherten (PSP West V AG) Verbindlichkeiten später vollzogen.

Im Handel setzten wir den Akzent auf den Verkauf von Immobilien, die zur aktiven Portfolioumschichtung identifiziert wurden. Diese Objekte befinden sich überwiegend ausserhalb unserer Zielregionen. Eingehende Verhandlungen mit verschiedenen Interessenten ermöglichten bis Ende Juni 2003 den Verkauf von drei kleineren Liegenschaften. Die häufigen Verzögerungen bei den Verhandlungen ergeben sich weniger aus unterschiedlichen Preisvorstellungen, als vielmehr wegen der genaueren Evaluationen durch die potenziellen Käufer und aus der vorsichtigeren Haltung der Finanzinstitute.

Die drei Liegenschaften Hirschgässlein 42 in Basel, Bolligenstrasse 52/54 in Bern und Signalstrasse 15 in Rorschach wurden für CHF 6.7 Mio. verkauft. Der Betrag lag 0.2% über der letzten Schätzung durch CB Richard Ellis.

Mitte 2003 umfasst unser Qualitätsportfolio 122 Geschäftsimmobilien, wovon ein Bauobjekt in Genf. Nach der Reduktion des Marktwerts um CHF 45.1 Mio. beträgt der Portfoliowert CHF 2 871.8 Mio.

Bauobjekte

Die zwei im Juni 2001 begonnenen Neubauten SWING 2/5 wurden per 31. März 2003 planmässig fertig erstellt. SWING 2/5 ist mit einer Mietfläche von 17 330 m² Teil der Gesamtüberbauung Businesspark SWING in Wallisellen (Zürich Nord). Die Gesamtinvestitionssumme beläuft sich auf CHF 104.0 Mio. Wie erwähnt, sind für die zwei Liegenschaften noch keine Mietverträge zustande gekommen. Für kleinere Teilflächen melden sich zwar immer wieder ernsthafte Interessenten, welche aber nicht unserem Vermietungskonzept entsprechen. Aus wirtschaftlichen Gründen nehmen wir bewusst einen etwas längeren Leerstand in Kauf, um letztlich eine optimale Mieterstruktur zu erzielen.

Der im Februar 2002 begonnene Neubau Lancy-Office-Center in Genf (geplante Gesamtinvestition CHF 96.0 Mio.) schreitet plangemäss voran. Gegenwärtig wird an der Montage der Fassade und an der Gebäudetechnik gearbeitet.

Das Bürogebäude umfasst 16 890 m² Mietfläche und 194 Garagenplätze. Die Fertigstellung ist auf Anfang 2004 geplant und die Vermietung bis 2009 gesichert.

Externe Bewertung

Wie an der ordentlichen Generalversammlung vom 8. April 2003 angekündigt und am 28. Mai 2003 publiziert, werden wir den externen Immobilienbewerter wechseln. Der Entscheid erfolgte gemäss der Planung eines periodischen Wechsels alle vier bis fünf Jahre. Ab Dezember 2003 übernimmt die Schweizer Immobilienberatungsfirma Wüest & Partner die Bewertung der Liegenschaften.

20%-Beteiligung WTF Holdings (Switzerland) Ltd

In der Berichtsperiode ergab sich für PSP Swiss Property auf dem 20-prozentigen Anteil an der WTF ein Beteiligungserfolg von CHF 5.8 Mio. (Vorjahresperiode CHF 1.9 Mio.). WTF hat im ersten Halbjahr 2003 drei Liegenschaften verkauft und ihr Verkaufsprogramm weiter vorangetrieben. Die Leerstandsquote von 12.6% Ende 2002 ist auf 12.2% Mitte 2003 leicht gesunken.

WTF hat im Juni 2003 die gesamte Fremdkapitalfinanzierung durch eine Asset-Backed-Kapitalmarkttransaktion abgelöst. Es handelt sich mit € 699 Mio. (CHF 1 055 Mio.) um die bisher grösste Schweizer Commercial-Mortgage-Backed-Security-Transaktion (CMBS). Einerseits wurden die langfristigen Bankschulden refinanziert, anderseits wurden die noch ausstehenden Aktionärsdarlehen (Lehman Brothers Real Estate Partners und PSP Swiss Property AG) zurückbezahlt.

Der Nettoüberschuss aus der CMBS-Transaktion wurde für die Auszahlung einer ausserordentlichen Dividende verwendet. PSP Swiss Property AG wurden CHF 25.5 Mio. ausbezahlt (nicht erfolgswirksam).

Fälligkeitsprofil Mietverträge
Nettomiete in %


25%
20%
15%
10%
5%
0%
Marktanpassungsmöglichkeiten durch PSP Swiss Property
Rechtliche Kündigungsmöglichkeiten durch Mieter
9
8
10
17
11
13
18
18
11
10
9
9
5
4
5
3
4
4
2
2
17
13
Unbefristete, jederzeit kündbare Verträge
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013+

Nettomiete nach grössten Mietern


Übrige 59%
Swisscom 16%
Zurich Financial Services 6%
UBS 4%
Migros 3%
Credit Suisse 3%
Nächste fünf grösste Mieter 10%

Ausblick 2003

Der Schweizer Büroimmobilienmarkt ist nach wie vor von der schwachen Wirtschaftslage betroffen. Die regionalen Märkte unterscheiden sich aber weiterhin stark. Dabei soll man sich nicht zu sehr von den jetzigen Leerstandsquoten beeinflussen lassen. Die höchste Leerstandsquote verzeichnen wir im Raum Zürich, vor allem als Folge der regen Bautätigkeit in den vergangenen Jahren. Derselbe Standort wird allerdings wahrscheinlich auch als erster von einer Wirtschaftserholung in der Schweiz profitieren. Problematisch sind eher periphere Lagen, die heute unter Umständen noch tiefe Leerstandsquoten aufweisen, mittel- bis langfristig aber kaum mit einer sich stark verbessernden Arbeitsmarktsituation rechnen dürften.

Bis Ende 2004 wird sich die Lage auch im Raum Zürich kaum verbessern. Durch den laufenden Umlagerungsprozess von Unternehmen in Richtung Wirtschaftszentren dürfte der Büromarkt in Zürich jedoch eine gewisse Dynamik aufrechterhalten. Unsere Prognose für diesen wichtigen Markt ist moderat positiv.

Trotz der anhaltenden wirtschaftlichen Flaute erwarten wir für das ganze Jahr 2003 – wie bereits im Frühjahr 2003 prognostiziert – für das Segment Immobilienanlagen einen EBITDA ohne Liegenschaftsgewinne von mehr als CHF 130 Mio.

Die im Frühjahr 2003 prognostizierte durchschnittliche Leerstandsquote von 8% für das Immobilienportfolio im Jahr 2003 wird voraussichtlich eingehalten werden können.

Die Verkaufsanstrengungen laufen im Rahmen der aktiven Portfolioumschichtung zielstrebig weiter. Gegenwärtig sind 15 Immobilien im Wert von rund CHF 185 Mio. für den Verkauf bestimmt. In mehreren Fällen sind die Verhandlungen weit fortgeschritten.

Geschäftsverlauf

Im ersten Halbjahr 2003 hat sich der Dienstleistungsertrag gegenüber der Vorjahresperiode von CHF 19.0 Mio. auf CHF 20.0 Mio. (+5.4%) leicht erhöht.

Dabei sind die Erträge aus der Immobilienbewirtschaftung sowie dem Asset Management gestiegen. Der Zuwachs bei der Bewirtschaftung hat sich hauptsächlich durch das neue Mandat der Ende 2002 erworbenen PSP West V AG ergeben. Die Einheit Asset Management wurde im Frühjahr 2002 etabliert und hat somit für das ganze Halbjahr 2003 Erträge erwirtschaftet. Rückläufig waren die Erträge aus den Baudienstleistungen und dem Handel. Der Bereich Baudienstleistungen wurde im Jahr 2002 ausschliesslich auf eine Bautreuhandaktivität redimensioniert. Die Handelsaktivitäten für unsere Kunden waren während der Berichtsperiode gering.

Im ersten Halbjahr 2003 entfielen 70% des Dienstleistungsertrags auf Drittkunden, verglichen mit 72% für das erste Halbjahr 2002 und 69% für das ganze Jahr 2002.

Der Betriebsaufwand ist von CHF 14.8 Mio. auf CHF 15.2 Mio. (+3.1%) leicht angestiegen. Dabei ist der Betriebs- und Verwaltungsaufwand aufgrund des angewachsenen Bewirtschaftungsvolumens gegenüber dem ersten Halbjahr 2002 von CHF 3.6 Mio. auf CHF 3.8 Mio. (+4.7%) angestiegen.

Für das erste Halbjahr 2003 wurde ein EBITDA von CHF 5.2 Mio. erreicht (erstes Halbjahr 2002 CHF 4.6 Mio.). Dies entspricht für dieses Segment einer sehr guten EBITDA-Marge von 26.1% (24.1% im ersten Halbjahr 2002).

Der Betriebserfolg vor Steuern ist mit CHF 5.2 Mio. gegenüber der Vorjahresperiode von CHF 4.6 Mio. (+13.0%) höher ausgefallen. Der Reingewinn beträgt CHF 4.0 Mio. (+12.2%), verglichen mit CHF 3.6 Mio. im ersten Halbjahr 2002.

Geschäftstätigkeiten

Die Immobilienbewirtschaftung hat sich hauptsächlich mit der Vermietung von leer stehenden Objekten in den Stadtgebieten Zürich Nord und Zürich West befasst. Eine wichtige Aktivität bildete die Integration der Ende 2002 erworbenen Liegenschaften in Zürich West (Verral-Portfolio).

Im Verbund mit drei anderen Branchenunternehmen trieben wir die Einführung einer neuen Immobilienbewirtschaftungs-Software planmässig voran. Gegenwärtig finden Zwischenabnahmen statt. Die vollständige operative Einführung ist auf Anfang 2005 vorgesehen. Im Weiteren haben wir zur Analyse des eigenen Immobilienportfolios und zur Einführung des integrierten Tools eine erfolgreiche Zusammenarbeit mit dem Bereich Asset Management gestartet.

Die Leerstandsquote des bewirtschafteten Portfolios, einschliesslich Drittkunden, betrug 6.2% Mitte 2003, verglichen mit 4.3% Ende 2002.

Die Aktivitäten des Asset Management und des Handels für das eigene Portfolio sind im Abschnitt über das Segment Immobilienanlagen auf den Seiten 16 bis 17 dargestellt. Die Dienstleistung für WTF wurde planmässig fortgesetzt. Weitere Drittmandate wurden bewusst nicht gesucht.

Im Bereich Bautreuhand konnten im ersten Halbjahr 46 neue Bautreuhand- und Baumanagementmandate abgeschlossen werden, 16 davon für eigene Liegenschaften.

Die Bausumme aller neuen Mandate, exklusive Neubauprojekte, beläuft sich auf CHF 12.5 Mio. Davon wurden CHF 3.2 Mio. für eigene Liegenschaften ausgegeben.

Dienstleistungsertrag nach Kunden


CS Asset Management 12%
Übrige 7%
Zurich Financial Services 34%
PSP Real Estate AG 30%
WTF 17%

Ausblick 2003

Wie bereits im Frühjahr 2003 angekündigt, rechnen wir in diesem Jahr mit einem Dienstleistungsertrag von rund CHF 43 Mio. Der EBITDA dürfte rund CHF 9 Mio. ausmachen.


OLIVIER FRANCOIS AUSONI
OLIVIER FRANÇOIS AUSONI

Lausanne, Place St-François 5

Finanzielle Berichterstattung zum ersten Halbjahr 2003

PSP Swiss Property Group

PSP Swiss Property Group
Konsolidierte Erfolgsrechnung

(in CHF 1 000)	1. Januar bis 30. Juni 2002			1. Januar bis 30. Juni 2003		
	Immobilien-anlagen	Immobilien-dienst-leistungen	Total Gruppe	Immobilien-anlagen	Immobilien-dienst-leistungen	Total Gruppe
Betriebsertrag						
Liegenschaftsertrag	69 306		69 306	82 829		82 829
Bewertungsdifferenzen der Liegenschaften	1 550		1 550	-45 093		-45 093
Erfolg aus Liegenschaftsverkäufen	0		0	-211		-163
Erfolg aus Anteilen assoziierter Unternehmen	1 940		1 940	5 803		5 803
Dienstleistungsertrag		19 003	15 860		20 036	14 795
Total Betriebsertrag	**72 796**	**19 003**	**88 656**	**43 328**	**20 036**	**58 171**
Betriebsaufwand						
Betriebsaufwand Liegenschaften	-6 511		-3 733	-8 640		-5 059
Unterhalt und Renovationen Liegenschaften	-2 497		-2 392	-3 106		-3 047
Personalaufwand	-1 374	-10 141	-11 515	-886	-10 330	-11 216
Honorare an Dritte		-653	-653		-674	-674
Betriebs- und Verwaltungsaufwand	-1 108	-3 625	-4 473	-2 974	-3 796	-5 217
Abschreibungen		-369	-369		-440	-440
Total Betriebsaufwand	**-11 490**	**-14 788**	**-23 135**	**-15 606**	**-15 240**	**-25 653**
Betriebserfolg vor Finanzierungsaufwand	**61 306**	**4 215**	**65 521**	**27 722**	**4 796**	**32 518**
Finanzierungsaufwand netto	-15 956	351	-15 605	-17 953	363	-17 590
Betriebserfolg vor Steuern	**45 350**	**4 566**	**49 916**	**9 769**	**5 159**	**14 928**
Steueraufwand	-7 622	-1 016	-8 638	2 176	-1 175	1 001
Reingewinn	**37 728**	**3 550**	**41 278**	**11 945**	**3 984**	**15 929**
Reingewinn ohne Liegenschaftsgewinne[1]	36 592	3 550	40 142	46 863	3 984	50 847
Gewinn pro Aktie in CHF[2]			5.45			2.11

[1] Reingewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne den realisierten Erfolg aus Liegenschaftsverkäufen sowie ohne den damit verbundenen Steueraufwand.
[2] Da kein Verwässerungseffekt besteht, wird kein verwässerter Gewinn pro Aktie ausgewiesen.

PSP Swiss Property Group
Konsolidierte Bilanz

(in CHF 1 000)	31. Dezember 2002	30. Juni 2003
Aktiven		
Liegenschaften	2 894 962	2 871 845
Anteile an assoziierten Unternehmen	58 246	38 514
Nachrangiges Darlehen an assoziiertes Unternehmen	5 745	0
Immaterielle Anlagen	392	732
Sachanlagen	3 062	2 953
Latente Steuerguthaben	9 143	8 641
Total Anlagevermögen	**2 971 550**	**2 922 685**
Forderungen	16 646	17 706
Andere Aktiven	755	2 228
Flüssige Mittel	46 648	20 546
Total Umlaufvermögen	**64 049**	**40 480**
Total Aktiven	**3 035 599**	**2 963 165**
Passiven		
Total Eigenkapital	**1 524 995**	**1 498 860**
Langfristige Finanzschulden	545 100	508 000
Anleihen	150 357	150 307
Latente Steuerverpflichtungen	93 307	81 909
Total langfristiges Fremdkapital	**788 764**	**740 216**
Verpflichtungen	54 742	54 323
Kurzfristige Finanzschulden	615 000	620 000
Andere Passiven	52 098	49 766
Total kurzfristiges Fremdkapital	**721 840**	**724 089**
Total Passiven	**3 035 599**	**2 963 165**

PSP Swiss Property Group
Konsolidierte Geldflussrechnung (Kurzform)

(in CHF 1 000)	1. Januar bis 30. Juni 2002	1. Januar bis 30. Juni 2003
Geldfluss aus Betriebstätigkeit	65 432	62 819
Geldfluss aus Investitionstätigkeit	-73 273	-17 064
Geldfluss aus Finanzierungstätigkeit	8 275	-71 856
Veränderung Flüssige Mittel	434	-26 101

Konsolidierter Eigenkapitalnachweis

(in CHF 1 000)	2002	2003
Eigenkapital 1. Januar	1 440 783	1 524 995
Dividendenausschüttung	-37 775	-45 221
Veränderung Fair-Value-Zinsabsicherungen	-2 956	-76
Eigene Aktien	-10 414	3 234
Reingewinn	41 279	15 929
Eigenkapital 30. Juni	**1 430 917**	**1 498 860**

PSP Swiss Property Group
Anhang zum ungeprüften konsolidierten Halbjahresabschluss per 30. Juni 2003

Grundlagen der Rechnungslegung
Der ungeprüfte konsolidierte Halbjahresabschluss basiert auf den nach einheitlichen Richtlinien erstellten Einzelabschlüssen der 100-prozentigen Gruppengesellschaften per 30. Juni 2003 und wurde in Übereinstimmung mit dem International Financial Reporting Standard (IFRS) 34 – Interim Financial Reporting – erstellt. Der Halbjahresabschluss entspricht dem Schweizer Recht sowie den Vorschriften des Kotierungsreglements und des Zusatzreglements für die Kotierung von Immobiliengesellschaften (in Kraft seit 1. Mai 2001) der SWX Swiss Exchange.

Für den vorliegenden Halbjahresabschluss wurden die gleichen Konsolidierungs-, Bilanzierungs- und Bewertungsgrundsätze angewendet, die im Geschäftsbericht 2002 auf den Seiten 40 bis 43 erwähnt sind.

Die Anlageliegenschaften werden in Übereinstimmung mit IFRS 40 – Investment Property – zu Marktwerten bilanziert. Die Ermittlung der Marktwerte wird halbjährlich durch eine externe, unabhängige Liegenschaftsbewertungsfirma durchgeführt. Die Veränderung des Marktwerts beziehungsweise die Differenz zum Anschaffungswert bei erstmaliger Bewertung wird erfolgswirksam verbucht.

Konsolidierungskreis

Gesellschaft	Sitz	Aktienkapital	Beteiligungsquote		Konsolidierung
PSP Swiss Property AG	Zug, Schweiz	CHF 765 000 000	–	–	Voll
PSP Real Estate AG	Opfikon, Schweiz	CHF 230 000 000	100%	direkt	Voll
PSP Management AG	Opfikon, Schweiz	CHF 5 000 000	100%	direkt	Voll
PSP Finance Ltd	Jersey, Kanalinseln	CHF 807 896	100%	direkt	Voll
PSP West V AG	Opfikon, Schweiz	CHF 4 740 000	100%	direkt	Voll
PSP West A AG	Opfikon, Schweiz	CHF 6 000 000	100%	indirekt	Voll
PSP West S AG	Opfikon, Schweiz	CHF 460 000	100%	indirekt	Voll
PSP West I AG	Opfikon, Schweiz	CHF 300 000	100%	indirekt	Voll

Ausser der an der SWX Swiss Exchange kotierten Holdinggesellschaft PSP Swiss Property AG ist keine Gesellschaft an einer Börse kotiert.

Die WTF Holdings (Switzerland) Ltd mit Sitz in Hamilton, Bermuda, an welcher die PSP Swiss Property AG mit 20% beteiligt ist, gilt als assoziiertes Unternehmen und wird nach der Equity-Methode erfasst.

Angaben zur Finanzierung (in CHF 1 000)	**1. Januar bis 30. Juni 2002**	**1. Januar bis 30. Juni 2003**
Zinsertrag	-658	-281
Zinsertrag aus Darlehen an assoziiertes Unternehmen	-245	-47
Zinsaufwand	16 526	17 967
Unrealisiertes Resultat aus Fair-Value-Absicherung	-238	-238
Amortisation Emissionskosten Anleihen	220	189
Total Finanzierungsaufwand netto	**15 605**	**17 590**

(in CHF 1 000)	**31. Dezember 2002**	**30. Juni 2003**
Langfristige Finanzschulden	545 100	508 000
Langfristige Anleihen	150 357	150 307
Kurzfristige Finanzschulden	615 000	620 000
Total zinspflichtige Finanzpositionen Periodenende	**1 310 457**	**1 278 307**
davon fällig, mit fixer Zinsbindung von über 1 Jahr:		
2004	191 000	190 500
2005	139 500	138 500
2006	293 357	291 607
2007+	247 600	247 200

Durchschnittlicher Fremdkapitalkosten-Satz (Periode)	erstes Halbjahr 2002	3.71%
	Jahr 2002	3.49%
	erstes Halbjahr 2003	**2.78%**
Durchschnittlicher Fremdkapitalkosten-Satz (Periodenende)	30. Juni 2002	3.54%
	31. Dezember 2002	2.83%
	30. Juni 2003	**2.73%**

Die lang- und kurzfristigen Finanzschulden bestehen aus Krediten, die bei verschiedenen Bankinstituten in Form von Vorschüssen, Roll-Over-Finanzierungen oder Hypothekarkrediten aufgenommen wurden. Langfristige Finanzschulden sind solche Kredite, die gemäss Kreditverträgen Laufzeiten von über einem Jahr aufweisen können, während kurzfristige Finanzschulden Laufzeiten von maximal einem Jahr aufweisen können.

Von den Mitte 2003 bestehenden CHF 508.0 Mio. langfristigen Finanzschulden sind CHF 203.5 Mio. durch Grundpfänder auf Liegenschaften gesichert (Ende 2002 CHF 225.6 Mio.). Von den Mitte 2003 bestehenden CHF 620.0 Mio. kurzfristigen Finanzschulden sind CHF 0 Mio. durch Grundpfänder auf Liegenschaften gesichert (Ende 2002 CHF 0 Mio.). Nebst den Bankkrediten besteht per 30. Juni 2003 eine langfristige Finanzschuld (ungesichert) von CHF 4.5 Mio. mit einer Drittpartei (Ende 2002 CHF 4.5 Mio.). Per 30. Juni 2003 sind CHF 135.0 Mio. Finanzverpflichtungen mit Amortisationspflicht ausstehend (Ende 2002 CHF 150.1 Mio.).

Die Details zur bestehenden Anleihe sind in der nachfolgenden Tabelle aufgeführt:

Anleihen (in CHF 1 000)	**Nominalwert**	**Zu amortisierende Emissionskosten**	**Marktwert-anpassung**	**Bilanzwert 31. Dez. 2002**	**Bilanzwert 30. Juni 2003**
4.625%-Anleihe, fällig 2006	150 000	-1 370	1 727	150 357	
4.625%-Anleihe, fällig 2006	150 000	-1 181	1 488		150 307

Der Marktwert der 4.625%-Anleihe, fällig 2006, über nominal CHF 150 Mio., betrug Mitte 2003 (letzter Handelstag 30. Juni 2003) bei einem Kurs von 106.7% CHF 160.05 Mio.

Die Kontrakt- und Wiederbeschaffungswerte der bestehenden derivativen Finanzinstrumente (Interest Rate Swaps) sind in der nachfolgenden Tabelle aufgeführt:

Swaps (in CHF 1 000)	**Kontraktwert**	**Positiver Wieder-beschaffungswert**	**Negativer Wieder-beschaffungswert**
31. Dezember 2002			
Cash-Flow-Absicherung, fällig 2004	150 000	0	8 177
Cash-Flow-Absicherung, fällig 2005	100 000	0	3 301
Cash-Flow-Absicherung, fällig 2006	100 000	0	8 431
Cash-Flow-Absicherung, fällig 2007	200 000	0	12 208
30. Juni 2003			
Cash-Flow-Absicherung, fällig 2004	150 000	0	7 939
Cash-Flow-Absicherung, fällig 2005	100 000	0	5 074
Cash-Flow-Absicherung, fällig 2006	100 000	0	7 018
Cash-Flow-Absicherung, fällig 2007	200 000	0	14 677

Die Wiederbeschaffungswerte von Interest Rate Swaps werden als Gegenwartswerte der zukünftigen Cash-Flows berechnet. Bei der Ermittlung der Wiederbeschaffungswerte wird auf Bewertungen der Gegenparteien abgestützt. Durch die per Bilanzstichtag bestehenden Interest Rate Swaps werden abgeschlossene Kredite in Form von Festen Vorschüssen gegen steigendes Zinsniveau abgesichert.

Liegenschaften (in CHF 1 000)	**Liegenschaften**	**Anlagen im Bau zu Anschaffungs-werten**	**Total Liegenschaften[1]**
Bilanzwert 31. Dezember 2002	**2 738 515**	**156 447**	**2 894 962**
Käufe/Baukosten	-1 160	25 520	24 360
Wertvermehrende Investitionen	4 305		4 305
Übertrag Bauobjekte zu Liegenschaften	104 026	-104 026	0
Verkäufe (Bilanzwert Ende Vorperiode)	-6 689		-6 689
Bewertungsdifferenzen der Liegenschaften	-45 093		-45 093
Bilanzwert 30. Juni 2003	**2 793 904**	**77 941**	**2 871 845**

[1] Die PSP Swiss Property Group investiert ausschliesslich in die Anlagekategorie Geschäftsliegenschaften.

Weitere, gemäss dem Zusatzreglement für die Kotierung von Immobiliengesellschaften der SWX Swiss Exchange geforderte Angaben finden sich auf den Seiten 38 bis 40 (Kennzahlen pro Region, Veränderungen im ersten Halbjahr 2003, Zusatzangaben Bauobjekte).

Angaben zu den einzelnen Liegenschaften sind unter www.psp.info, Rubrik Portfolio (mit Halbjahreswerten 2003), sowie im Geschäftsbericht 2002 auf den Seiten 86 bis 95 (mit Jahresendwerten 2002) ersichtlich.

Fälligkeitsprofil der Mietverträge per 30. Juni 2003

(in CHF 1 000)	Marktanpassungsmöglichkeiten durch PSP Swiss Property Nettomiete[1]	In % vom Total	Rechtliche Kündigungsmöglichkeiten durch Mieter Nettomiete[1]	In % vom Total
Unbefristete, jederzeit kündbare Verträge	14 257	9%	13 181	8%
2004	16 613	10%	27 101	17%
2005	17 115	11%	21 833	13%
2006	29 281	18%	29 465	18%
2007	18 014	11%	16 037	10%
2008	14 328	9%	14 568	9%
2009	7 981	5%	6 368	4%
2010	8 021	5%	5 018	3%
2011	5 877	4%	5 863	4%
2012	2 880	2%	2 619	2%
2013+	28 003	17%	20 317	13%
Total	**162 370**	**100%**	**162 370**	**100%**

[1] Die Nettomiete entspricht dem annualisierten Mietertrag aus allen Mietvereinbarungen per Stichtag 30. Juni 2003.

Mieterstruktur per 30. Juni 2003

(in CHF 1 000)	Nettomiete[1]	In % vom Total
Swisscom	26 333	16%
Zurich Financial Services	9 745	6%
UBS	5 762	4%
Migros	4 306	3%
Credit Suisse	4 183	3%
Nächste fünf grösste Mieter	16 123	10%
Übrige	95 918	59%
Total	**162 370**	**100%**

[1] Die Nettomiete entspricht dem annualisierten Mietertrag aus allen Mietvereinbarungen per Stichtag 30. Juni 2003.


CG IMM

Genf, Rue des Bains 33/35

Zusatzinformationen

Die Aktie von PSP Swiss Property AG
Immobilienportfolio PSP Swiss Property Group

Die Aktie von PSP Swiss Property AG



180
170
160
150
140
130
120
110
100
90
80
2000
2001
2002
2003

— *PSP Swiss Property*
— *SWX Real Estate Index*
— *SWX Immobilienfonds Index*
— *Swiss Performance Index*

Quelle: Datastream,
7. März 2000 (IPO, erster Handelstag)
bis 12. August 2003

Verpflichtung gegenüber den Aktionärinnen und Aktionären

- Überdurchschnittlicher **Wertzuwachs** gegenüber branchengleichen Anlagen.
- **Sichere Anlage** – durch Qualitätsimmobilien und professionelles Asset Management.
- **Transparente** Rechnungslegung.

Dividendenpolitik

Ausschüttung einer jährlichen Dividende von 50% bis 75% des konsolidierten Jahresgewinns ohne Liegenschaftsgewinne. (Der Jahresgewinn ohne Liegenschaftsgewinne ist der konsolidierte Jahresgewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne den realisierten Erfolg aus Liegenschaftsverkäufen sowie ohne den damit verbundenen Steueraufwand.)

Im Frühjahr 2003 wurde für das Geschäftsjahr 2002 eine Dividende von CHF 6.00 pro Aktie ausgeschüttet, was einer Payout-Ratio von 58% entspricht.

Die Dividendenrendite beträgt 4% beim Aktienkurs von CHF 149.50 (Ende 2002) und 3.7% beim Aktienkurs von CHF 162.00 (Mitte 2003).

Kursentwicklung

Im abgelaufenen Halbjahr hat sich die PSP-Swiss-Property-Aktie in einem weiterhin schwierigen Börsenumfeld als Anlage mit einer guten Wertbeständigkeit erfolgreich behauptet. Der Kurs der PSP-Swiss-Property-Aktie ist von CHF 149.50 Ende 2002 um beachtliche 8.4% auf CHF 162.00 Mitte 2003 gestiegen. Der SPI (Swiss Performance Index) ist in der gleichen Periode um 5.9% gestiegen.

Verglichen mit Ende 2002 nahm der Discount des Börsenkurses gegenüber dem inneren Wert der Aktie (NAV; Net Asset Value) von 26.1% auf 18.3% ab. Es besteht weiterhin ein bedeutendes Kurssteigerungspotenzial.

Das durchschnittliche Tagesvolumen für das erste Halbjahr 2003 betrug 9 265 Aktien im Wert von CHF 1.4 Mio. (SWX-Volumen erstes Halbjahr 2003 CHF 174.5 Mio.), für das gesamte Vorjahr 6 394 Aktien im Wert von CHF 1.0 Mio. (SWX-Volumen Jahr 2002 CHF 242.3 Mio.).

Research und Indizes
Die PSP-Swiss-Property-Aktie wird durch sechs Schweizer und fünf internationale Bankinstitute abgedeckt, was eine beachtliche Research-Abdeckung darstellt.

Die PSP-Swiss-Property-Aktie wird seit Mitte 2003 auch in den «MSCI Small Cap Index Series» sowie im «GPR (Global Property Research) 15 Real Time Index» geführt. Die Aufnahme in solche viel beachtete Indizes zeigt, dass PSP Swiss Property einen immer bedeutenderen Stellenwert bei der internationalen Finanzgemeinde einnimmt. Nebst länder- und industriespezifischen Aspekten basiert die Aufnahme in solche Indizes hauptsächlich auf der Liquidität sowie Marktkapitalisierung der einzelnen Aktien. Die MSCI-Indizes werden halbjährlich neu bestimmt und beinhalten sämtliche Branchen. Die Zusammensetzung des GPR 15, welcher die 15 liquidesten europäischen Immobilienaktien beinhaltet, wird jährlich bestimmt.

Bereits seit April 2003 beträgt der Freefloat von PSP Swiss Property für die Berechnung des EPRA-Index (European Public Real Estate Association) 100%. Dies hatte zur Folge, dass PSP Swiss Property seither im EPRA-Index unter den Top 20 der europäischen Immobilien-Aktiengesellschaften figuriert. Am EPRA-Index orientieren sich internationale institutionelle Investoren.

Bedeutende Aktionäre per 30. Juni 2003
Der PSP Swiss Property AG ist bekannt, dass die **Zurich Financial Services**, Zürich, über ihre Tochtergesellschaften «Zürich» Versicherungs-Gesellschaft, Zürich, und «Zürich» Lebensversicherungs-Gesellschaft, Zürich, insgesamt 1 707 305 Namenaktien besitzt, was einem Stimmrechtsanteil von rund 22.3% entspricht. Es ist der Gesellschaft weiter bekannt, dass die **Converium AG**, Zürich, 569 000 Namenaktien (entsprechend rund 7.4% aller Stimmrechte), die **Beamtenversicherungskasse des Kantons Zürich** (vertreten durch die Vermögensverwaltung des Kantons Zürich), Zürich, 455 000 Namenaktien (entsprechend rund 5.9% aller Stimmrechte) und die **PubliGroupe SA**, Lausanne, 387 700 Namenaktien (entsprechend rund 5.1% aller Stimmrechte) besitzen.

Agenda
- Publikation Jahreszahlen 2003
  17. Februar 2004
- Ordentliche Generalversammlung 2004
  15. April 2004, Kongresshaus Zürich

www.psp.info
Alle Publikationen (wie insbesondere der vorliegende Halbjahresbericht 2003) sowie weitere Informationen sind auf der Web-Seite abrufbar.

Investor Relations
Vasco Cecchini
Telefon +41 (0)1 625 57 23
investor.relations@psp.info

Kennzahlen

	1. Januar bis 31. Dezember 2002	1. Januar bis 30. Juni 2003
Aktienkurse (in CHF)		
Höchst	159.50	165.00
Tiefst	144.50	148.00
Periodenende	149.50	162.00
SWX Swiss Exchange: Symbol PSPN, Valor 1042810		
Börsenkapitalisierung (in CHF Mio.)		
Höchst	1 220.2	1 262.3
Tiefst	1 105.4	1 132.2
Periodenende	1 143.7	1 239.3
Anzahl Aktien (Periodenende)		
Ausgegebene Aktien	7 650 000	7 650 000
Eigene Aktien	113 125	93 125
Ausstehende Aktien	7 536 875	7 556 875
Durchschnittlich gewichtete Aktien	7 558 682	7 538 097

Kennzahlen pro Aktie (in CHF)[1]	1. Januar bis 30. Juni 2002	1. Januar bis 30. Juni 2003
Gewinn pro Aktie (EPS)[2]	5.45	2.11
Gewinn pro Aktie ohne Liegenschaftsgewinne[2,3]	5.30	6.75
Geldfluss aus Betriebstätigkeit pro Aktie[2]	8.64	8.33
Eigenkapital pro Aktie (NAV)[4]	189.40	198.34
Eigenkapital pro Aktie vor latenten Steuern[4]	196.88	208.04

[1] Namenaktien mit einem Nominalwert von je CHF 100.
[2] Bezogen auf durchschnittlich gewichtete Anzahl Aktien.
[3] Basis: Reingewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne den realisierten Erfolg aus Liegenschaftsverkäufen sowie ohne den damit verbundenen Steueraufwand.
[4] Bezogen auf ausstehende Anzahl Aktien.

Aktienkapital von PSP Swiss Property AG per 30. Juni 2003

Aktienkapital	CHF	765 000 000	eingeteilt in	7 650 000	Namenaktien mit einem Nominalwert von je CHF 100
Genehmigtes Aktienkapital	CHF	150 000 000	eingeteilt in	1 500 000	Namenaktien mit einem Nominalwert von je CHF 100[1]
Bedingtes Aktienkapital	CHF	50 000 000	eingeteilt in	500 000	Namenaktien mit einem Nominalwert von je CHF 100

[1] Gültig bis 8. April 2005, gemäss Beschluss der ordentlichen Generalversammlung vom 8. April 2003.


BRUNO MAGLI
BRUNO MAGLI
BRUNO MAGLI
CHANEL
Zurich, Bahnhofstrasse 39

Immobilienportfolio PSP Swiss Property Group
Kennzahlen pro Region

Region	Grundstücksfläche in m²	Bürofläche in m²	Verkaufsfläche in m²
(per 30. Juni 2003)			
Zürich	164 203	311 607	22 270
Genf	16 278	50 837	7 551
Lausanne, Basel und Bern	37 738	74 462	19 739
Übrige Standorte	114 806	108 979	14 237
Bauobjekte	7 816	11 350	0
Gesamttotal Portfolio	**340 841**	**557 235**	**63 797**

Region	Anzahl Immobilien	Liegenschaftsertrag	Betriebsaufwand	Unterhalt und Renovationen	Liegenschaftserfolg	In % vom Total	Nettosollmiete[1]	In % vom Total
(in CHF 1 000, für sechs Monate per 30. Juni)								
Zürich								
2003	56	44 253	3 570	980	39 703	55.9%	103 479	56.2%
2002	47	32 711	1 963	792	29 956	49.7%	67 655	46.8%
Genf								
2003	15	12 726	1 494	455	10 777	15.2%	25 843	14.0%
2002	14	8 609	868	453	7 288	12.1%	17 928	12.4%
Lausanne, Basel und Bern								
2003	19	12 648	1 343	791	10 514	14.8%	25 246	13.7%
2002	21	12 481	1 529	473	10 479	17.4%	25 140	17.4%
Übrige Standorte								
2003	31	13 203	2 158	881	10 164	14.3%	29 595	16.1%
2002	36	15 505	2 031	778	12 696	21.0%	33 773	23.4%
Bauobjekte								
2003	1	n.a.	75	n.a.	-75	-0.1%	n.a.	n.a.
2002	2	n.a.	121	n.a.	-121	-0.2%	n.a.	n.a.
Gesamttotal Portfolio								
2003	**122**	**82 829**	**8 640**	**3 106**	**71 083**	**100.0%**	**184 163**	**100.0%**
2002	**120**	**69 306**	**6 511**	**2 497**	**60 298**	**100.0%**	**144 496**	**100.0%**

[1] Die Nettosollmiete entspricht der jährlich erzielbaren Miete vor Abzug des Leerstands per 30. Juni, basierend auf den bestehenden Mietverhältnissen.
[2] Die potenzielle Marktmiete entspricht der gemäss externem Immobilienbewerter festgelegten Marktmiete.
[3] Basierend auf der Marktwertermittlung des externen Immobilienbewerters.
[4] Durch externen Immobilienbewerter geschätzter Open Market Value der Immobilien bzw. Anschaffungswert per Stichtag bei Bauobjekten.

Wohnfläche in m²	Übrige Fläche in m²	Total vermietbare Fläche in m²	Anzahl Parkplätze
4 403	37 860	376 140	4 035
112	1 012	59 512	535
789	12 906	107 896	849
2 097	38 892	164 205	2 202
0	5 540	16 890	194
7 401	**96 210**	**724 643**	**7 815**

Potenzielle Marktmiete[2]	In % vom Total	Bewertungsdiff. Liegenschaften[3]	Marktwert Immobilien[4]	In % vom Total	Rendite brutto[5]	Rendite netto[6]	Leerstands-quote (CHF)[7,8]	Leerstand in m²[7]	Leerstands-quote (m²)
102 852	55.9%	-32 502	1 597 206	55.6%	5.5%	5.0%	17.2%	61 336	16.3%
68 498	46.3%	- 5 770	1 114 992	47.4%	5.9%	5.4%	1.7%	5 345	2.4%
25 355	13.8%	-4 878	411 027	14.3%	6.1%	5.1%	0.8%	776	1.3%
18 793	12.7%	4 735	290 545	12.4%	6.0%	5.1%	4.7%	2 202	4.8%
25 871	14.1%	-4 013	389 002	13.5%	6.4%	5.3%	1.3%	3 129	2.9%
26 211	17.7%	731	389 873	16.6%	6.4%	5.4%	1.5%	4 528	4.2%
29 940	16.3%	-3 700	396 670	13.8%	6.6%	5.1%	8.6%	16 375	10.0%
34 317	23.2%	1 854	450 858	19.2%	6.9%	5.7%	7.9%	18 486	10.0%
n.a.	n.a.	n.a.	77 940	2.7%	n.a.	n.a.	n.a.	n.a.	n.a.
n.a.	n.a.	n.a.	104 011	4.4%	n.a.	n.a.	n.a.	n.a.	n.a.
184 018	**100.0%**	**-45 093**	**2 871 845**	**100.0%**	**5.9%**	**5.1%**	**11.3%**	**81 616**	**11.3%**
147 819	**100.0%**	**1 550**	**2 350 279**	**100.0%**	**6.2%**	**5.4%**	**3.5%**	**30 561**	**5.1%**

[5] Annualisierter Liegenschaftsertrag im Verhältnis zum Marktwert Immobilien per Ende Vorjahr bzw. im Verhältnis zum Anschaffungswert für Neuakquisitionen.
[6] Annualisierter Liegenschaftserfolg im Verhältnis zum Marktwert Immobilien per Ende Vorjahr bzw. im Verhältnis zum Anschaffungswert für Neuakquisitionen.
[7] Stichtag-Betrachtung.
[8] In % der Nettosollmiete.

Immobilienportfolio PSP Swiss Property Group
Veränderungen im ersten Halbjahr 2003

Verkäufe[1]

Ort, Adresse	Grundstücksfläche in m²	Bürofläche in m²	Verkaufsfläche in m²	Wohnfläche in m²	Übrige Fläche in m²	Total vermietbare Fläche in m²	Anzahl Parkplätze	Nutzungsantritt	Nutzungsende	Verkäufer[2]
Basel, Hirschgässlein 42	244	379	0	369	14	762	2	31.12.2000	31.5.2003	R
Bern, Bolligenstr. 52/54	135	183	13	0	23	219	6	1.10.1999	31.5.2003	R
Rorschach, Signalstr. 15	691	743	277	0	160	1 180	3	1.10.1999	31.5.2003	R

[1] m²-Angaben und Anzahl Parkplätze per 31. Dezember 2002.
[2] R = PSP Real Estate AG.

Im ersten Halbjahr 2003 wurden keine Immobilien gekauft.

Zusatzangaben Bauobjekte

Ort, Adresse	Zusatzangaben	
Petit-Lancy, Av. des Morgines 8-10	Projektbeschreibung:	Büroliegenschaft. Investitionssumme CHF 96.0 Mio.
	Projektstand:	Montage der Fassade und Gebäudetechnik in Ausführung. Vermietungsstand (Fläche) 100%.
	Fertigstellung:	Frühjahr 2004.



Zürich, Förrlibuckstrasse 10

Kundenbetreuung effizient, kompetent, vor Ort

Lokales Geschäftsstellennetz
Durch die regionale Präsenz verfügt PSP Swiss Property über ausgewiesene Kenntnisse der lokalen Immobilienmärkte. Das gut ausgebaute Geschäftsstellennetz erlaubt es, sämtliche Liegenschaften effizient zu bewirtschaften.

Geschäftsleitung PSP Swiss Property

Fritz Jörg
Chief Executive Officer

Dr. Luciano Gabriel
Chief Financial Officer

Peter Abplanalp
Chief Operating Officer

Hans Peter Egloff
Leiter Immobiliendienstleistungen

Firmenadressen

PSP Real Estate AG
Feldeggstrasse 5
Postfach
CH-8152 Glattbrugg
Telefon +41 (0)1 625 57 57
Telefax +41 (0)1 625 58 25

PSP West V AG, PSP West A AG
PSP West S AG, PSP West I AG
Feldeggstrasse 5
Postfach
CH-8152 Glattbrugg
Telefon +41 (0)1 625 57 57
Telefax +41 (0)1 625 58 25

PSP Management AG
Feldeggstrasse 5
Postfach
CH-8152 Glattbrugg
Telefon +41 (0)1 625 57 57
Telefax +41 (0)1 625 58 58

Geschäftsstellen der PSP Management AG

Aarau
Leiter Geschäftsstelle:
Thomas Bracher
PSP Management AG
Rain 53, Postfach
CH-5001 Aarau
Telefon +41 (0)62 837 76 76
Telefax +41 (0)62 837 76 77

Basel
Leiter Geschäftsstelle:
Andreas Trächslin
PSP Management AG
Webergasse 34, Postfach
CH-4005 Basel
Telefon +41 (0)61 686 40 40
Telefax +41 (0)61 686 40 41

Büro Rheinfelden
PSP Management AG
Augarten Zentrum, Postfach
CH-4310 Rheinfelden 2
Telefon +41 (0)61 836 90 60
Telefax +41 (0)61 836 90 66

Bern
Leiter Geschäftsstelle:
Olivier Moser
PSP Management AG
Eigerstrasse 60, Postfach
CH-3000 Bern 23
Telefon +41 (0)31 378 60 60
Telefax +41 (0)31 378 60 61

Genf
Leiter Romandie:
Roland Zbinden
PSP Management SA
Rue des Caroubiers 23, Postfach 1232
CH-1227 Carouge
Telefon +41 (0)22 827 02 02
Telefax +41 (0)22 827 02 01

Lausanne
Leiter Geschäftsstelle:
Jean-Jacques Morard
PSP Management SA
Avenue de Cour 135, Postfach 128
CH-1000 Lausanne 3
Telefon +41 (0)21 613 70 70
Telefax +41 (0)21 613 70 75

Zürich 1
Leiter Geschäftsstelle:
René Lüscher
PSP Management AG
Feldeggstrasse 5, Postfach
CH-8152 Glattbrugg
Telefon +41 (0)1 625 57 57
Telefax +41 (0)1 625 50 84

Zürich 2
Leiter Geschäftsstelle:
Markus Hux
PSP Management AG
Feldeggstrasse 5, Postfach
CH-8152 Glattbrugg
Telefon +41 (0)1 625 57 57
Telefax +41 (0)1 625 50 63

Büro St. Gallen
PSP Management AG
Rorschacherstrasse 304, Postfach
CH-9016 St. Gallen
Telefon +41 (0)71 288 94 94
Telefax +41 (0)71 288 93 94

Investor Relations
Vasco Cecchini
Telefon +41 (0)1 625 57 23
investor.relations@psp.info

Agenda
Publikation Jahreszahlen 2003
17. Februar 2004

Ordentliche Generalversammlung 2004
15. April 2004, Kongresshaus Zürich

Börsenhandel, Handelssymbole
SWX Swiss Exchange: Symbol PSPN, Valor 1042810
Reuters: PSPZn.S
Bloomberg: PSPN SW

Steuerrepräsentanz in Deutschland
Repräsentantengesellschaft
für Auslandsfonds mbH
Ganghoferstrasse 33
DE-80339 München

Impressum

Konzept, Gestaltung: Glutz AG, Basel
Fotos: Christoph Kern, Basel
Druck: Druckerei Kyburz AG, Dielsdorf

August 2003